9/6

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Airlines

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 122 FISCAL YEAR 3-31-00

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 9/16/02

ANNUAL REPORT

1999 ››› 2000 FISCAL YEAR ENDED MARCH 31, 2000

Global Advantage JAL Group



Japan Airlines

Japan Airlines Company Ltd. (JAL) and its affiliates, which together comprise the largest air-transport operator in Japan and Asia, serve a global network of 140 international and domestic locations. These services, which we have expanded through our core operations in air transport, encompass hotels and resorts, in-flight meal catering, cargo, trading and logistics, information systems, temporary staffing, and so forth.

JAL, which was established in 1951, began running scheduled domestic air-transport services in October 1952 as Japan's flagship carrier. In 1987 the company was fully privatized. And today, as one of the world's largest airlines, the JAL Group is expanding its services to cover numerous other cities, thanks to international alliances and business tie-ups, ensuring further growth for the organization. In our ongoing efforts to build and maintain a stronger, more dynamic JAL group, we continue to set new goals in ensuring safety in flight operations and bringing our customers more of the quality services they expect.

Contents

Consolidated Financial Highlights 1
Consolidated Operating Highlights 1
Message from the President 2
Global Advantage JAL Group 4
- Operational safety is our most important mission 6
- Strengthening our management system 8
- A strong sense of solidarity 10

Review of Operations 12
- Passenger Operations (International) 12
- Passenger Operations (Domestic) 14
- Cargo Operations 16
- Other Operations 17

JAL Route Network 18
Corporate Citizenship 20
Financial Section 21
Consolidated Subsidiaries 50
JAL and Its Subsidiaries and Affiliates 52
Directory 54
Corporate Organization 56
Board of Directors 58
Investor Information .... Inside Back Cover

Consolidated Financial Highlights

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2000, 1999 and 1998

			Millions of yen	Thousands of U.S. dollars
	2000	1999	1998	**2000**
For the Year:				
Operating Revenues	**¥1,598,516**	¥1,566,094	¥1,581,559	**$ 15,080,339**
Operating Expenses	**1,553,628**	1,533,237	1,539,932	**14,656,867**
Operating Income (Loss)	**44,887**	32,856	41,626	**423,462**
Net Income (Loss)	**19,740**	26,773	(62,918)	**186,226**
Net Income (Loss)Per Share (yen and dollars)	**¥ 11.10**	¥ 15.05	¥ (35.37)	**$ 0.104**
At Year-End:				
Long-Term Debt	**¥ 980,818**	¥1,066,660	¥1,064,235	**$ 9,253,000**
Stockholders' Equity	**237,903**	216,957	184,961	**2,244,367**
Total Assets	**1,911,177**	1,955,622	2,042,761	**18,029,971**
Shares Issued (thousands)	**1,778,943**	1,778,943	1,778,943	

Note: The U.S. dollar amounts in this annual report are translated from yen amounts, solely for convenience, at ¥106=U.S.$1.00, the exchange rate prevailing on March 31, 2000 (see Note 2 to the Consolidated Financial Statements).

Consolidated Operating Highlights

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2000 and 1999

		2000	1999	Change (%)
Revenue Passengers Carried:	Domestic	**23,336,703**	22,660,778	3.0
(number of passengers)	International	**13,909,951**	12,831,052	8.4
	Total	**37,246,654**	35,491,830	4.9
Revenue Passenger-Km:	Domestic	**18,983,209**	18,620,417	1.9
(1,000 passenger-km)	International	**69,495,330**	65,472,537	6.1
	Total	**88,478,539**	84,092,954	5.2
Revenue Passenger-Load Factor:	Domestic	**65.7**	63.3	2.4
(%; percentage point change)	International	**71.4**	69.9	1.5
	Total	**70.1**	68.3	1.8
Revenue Ton-Km Performed:	Domestic	**1,747,884**	1,705,444	2.5
(1,000 ton-km)	International	**10,990,151**	10,184,914	7.9
	Total	**12,738,035**	11,890,358	7.1
Revenue Weight-Load Factor:	Domestic	**54.2**	52.1	2.1
(%; percentage point change)	International	**70.3**	67.3	3.0
	Total	**67.6**	64.6	3.0

Notes: 1. Ratios and percentages have been rounded to the nearest tenth of a percent.
2. Other figures less than one thousand, except for passengers carried, have been discarded.

Message from the President

The fiscal year ended March 2000 marked the close of the 20th century. It was also a very important year for Japan Airlines. In the midterm management plan entitled "Forging a stronger, More Dynamic JAL Group" initiated in 1999, we spelled out the path we should take as a worldwide organization, and for the past year we have been working steadily toward the implementation of the corresponding operational reforms. And in response to the ever-changing environment surrounding the air transport industry, we have developed yet another midterm plan for fiscal years 2000 through 2002, as a means of setting guidelines with which we might further implement our reforms and strategies.

The efficiency of our overall system, and a structure that facilitates rapid decision making, will enable the entire network of JAL Group companies to work as one. And with our renewed energy and commitment we will seize upon the winds of change and transform the Group into a globally competitive organization of the highest quality and integrity.

Results for the Year Ended March 2000

Overall demand for international passenger travel and cargo operations showed an upward trend during the year in review, thanks mainly to routes covering our Asian destinations. Domestic routes also benefited from a strong demand for passenger travel and cargo, sharing in an increase in air-transport demand brought about by signs of a gradual recovery in Japan's economy.

JAL has enhanced its international service network through the addition of routes and flights, as well as by expanding the number of code-share flights with American Airlines and other carriers. At the same time, we have restructured our system of domestic flight routes for improved profitability, and transferred appropriate routes to JAL Express in order to ensure greater efficiency. Moreover, amid the increasingly fierce competition in the air-transport industry—chiefly as a result of deregulation and the revised Aviation Act of Japan—JAL has endeavored to boost its market profile through highly competitive, demand-based airfare pricing.

Regarding associated business operations, as part of our efforts to realize a strong and healthy JAL Group, we have been strengthening our general management capabilities. The effort is being carried forward by the entire organization for the sake of greater efficiency in operations, and has been accompanied by the reduction and restructuring of several associated business operations. This has produced a revenue increase of ¥32.4 billion—up 2.1% from the previous year–to ¥1,598.5 billion. And thanks to measures aimed at key cost reductions, we were able to maintain operating expenses at a minimum level of ¥1,553.6 billion, an increase of ¥20.3 billion (1.3%). As a result, during the year in review we achieved a ¥12-billion increase in operating income, to ¥44.8 billion (up 36.6%).

Building a Globally Competitive Group

Safety in flight operations is our top-priority issue, and we have been striving to instill the concept of "safety first" throughout our entire employee roster. And in response to the rapidly changing environment surrounding the airline industry, we are creating a corporate structure that will bolster our competitiveness in the international arena.

JAL's international service network has been enhanced through the transfer of Asian Pacific resort routes to JALways, a cost-effective operating unit, as well as by increasing the number of code-share flights with American Airlines and other carriers. On the domestic front we have promoted the shift of relatively low-demand routes to JAL Express (JEX) as part of our dedicated effort on behalf of low-cost operations. We have done this while actively restructuring our entire system of routes, thereby enhancing our profit potential.

JAL's preparations with regard to the issue of Year 2000 compliance were well underway as far back as 1995, with the corporate-wide testing of all related systems. Accordingly, we were able to overcome all Y2K issues, and our air and ground operations entered the new millennium without any trouble or incident. By accepting the challenge of Y2K well in advance, we as a group became versed in the entire spectrum of issues regarding management risk.

Expediting Comprehensive Management Reform

Although the outlook for the Japanese economy remains somewhat ambiguous in certain respects, the nation is nevertheless expected to witness a gradual trend toward a full, self-perpetuating recovery. And while the demand for air transportation is also expected to grow, it is likely that JAL will continue facing the challenges of a harsh, fiercely competitive business environment, both domestically and overseas. Therefore, even though the general economic picture will improve, the airline industry will find itself in a prolonged atmosphere of pricing competition. Moreover, the industry has reached a major turning point, as exemplified in the reevaluation of safety regulations and deregulation following the February 2000 revision of the Aviation Act of Japan. These changes go hand in hand with increases in flight frequency, such as that due to the



Isao Kaneko
President

opening of Haneda Airport's new Runway B.

JAL will therefore redouble its efforts in safety management by sharing information among Group companies and clarifying the lines of accountability regarding this issue.

In April of 2000 JAL reorganized its passenger sales, cargo and maintenance operations as in-house companies in order to better define operational responsibilities, expedite decision-making, enhance profitability and strengthen group management. In addition, we launched the JAL Sales Network Co., Ltd., a holding company set up to supervise JAL Group companies engaged in passenger sales. In so doing we will achieve a more efficient structure of sales and thus enhance our marketing capabilities.

Given the rapid progress of information technology, there is demand for an ever-increasing diversity of sales services. Accordingly, JAL now offers the latest information on cargo shipments through the JAL Cargo Tracker Report (JTR), a system that utilizes advanced information technology. We have also introduced e-Discount, a new system that applies discounts to reservations made via the Internet, JAL Online, and i-mode, the new cellular handheld device from NTT DoCoMo.
Business Process Reengineering (BPR) is another key aspect of the new high-tech business environment, employing a wealth of information technology. We are forming a team of professionals in these fields in order to respond to emerging needs and further promote e-business and BPR.

The evaluation of a modern corporation must emphasize the performance of the group to which it belongs. That is why we are working to shore up our consolidated operation, improve our income and expense figures, optimize cash flow and, reduce the value of consolidated, interest-bearing liabilities.

The entire JAL organization shares the fundamental goal of ensuring safety in flight operations and bringing our customers more of the quality services they expect. In this way we are aspiring to be a corporation that can compete and win in any international market: an airline that meets the expectations of our loyal shareholders.

August 2000

I. Kaneko

Isao Kaneko
President

Global Advantage

In 1998 JAL presented its "Forging a stronger, More Dynamic JAL Group" as part of its midterm management plan for fiscal 1999 and 2001. We then immediately began restructuring the JAL group, and have since remained steadfast in following through with this plan. In light of the constant and rapid changes in our industry, however, even more foresight is needed, and we have therefore laid out the midterm management plan for fiscal 2000 and 2002 as well. Subtitled "Realizing our Vision for Consolidated Management," this plan includes long-range strategies and flexible tactics designed to reinforce our consolidated management. We will continue to do our utmost to foster the success of these midterm plans.


JAL
Japan Airlines

JAL Group


JA8078
JAL


Safety
Fundamental Priorities of the JAL Group

The JAL Group operates with five basic goals in mind: strengthening safety management; delivering a variety of high-quality customer services; respecting our shareholders; fostering company transparency and openness to society; and acting swiftly and decisively on the Group's behalf in response to any given situation. The entire JAL Group focuses on these policies and works to implement them through a spirit of mutual co-operation.



Operational safety is our most important mission

Disclosing information on operational safety via the Internet

Operational safety is a core principle of the JAL group. It is imperative that safety efforts be made constantly, each and every day. But safety measures alone are not enough, since there is always the possibility of a brief lapse in such efforts, which could quickly expose us to danger. As an ultimate safeguard, safety must be of paramount concern not only to those directly involved in flight operations, engineering/maintenance, cabin service, airport operations, etc., but to every last member of the JAL Group, including our external service providers. Working together with this issue in the foreground, we can help ensure the safety of every flight.

In April 1999, in a bold step that expresses our commitment to safety, JAL became the first of the world's major airlines to disclose information regarding safety and daily operations on its Internet web site. It is our wish to publicize the quality of our safety management—of which we can be very proud—and our strenuous efforts to maintain and enhance it. Moreover, we believe that such disclosure will fortify the public's trust in the JAL Group, and in the process further the understanding of our shareholders. We therefore update each of the following types of information on a timely basis:

- Safety information for customers (seatbelts, carry-on baggage, the use of electronic devices, etc.)
- Safety-related measures taken by each division and department
- Aircraft operations, including numbers of flights, numbers of cancelled flights, returning flights, diverted landings at other airports, etc.

In addition, in order to facilitate the consolidation of Group management, each of our subsidiary carriers—JALways, Japan Asia Airways, JAL Express, and Japan Trans Ocean Air—has begun disclosing safety information as of April 2000.

Role of the Engineering & Maintenance Company

In April 2000, as a means of ensuring passenger confidence through operational safety, JAL introduced an in-house company system for the Engineering & Maintenance Division. In order to ensure that our aircraft are the safest in the world, the new Engineering & Maintenance Company relies on the combined technologies and creativity of 5,000 highly skilled employees, including those in our group companies. Through their input, the company works to maintain and improve the quality of aircraft. As a result, every model in our fleet has achieved the world's leading record for on-time departures and midair engine stalls, these being typical indices by which the quality of aircraft maintenance is measured.

In fiscal 2000, under guidance from aviation authorities in Japan and the US, we have placed new emphasis on safety revisions. We have decided to replace heat-insulating materials on the wall surface of MD-11 aircraft, repair fuel tanks in 747s, and incorporate an enhanced ground proximity warning system (EGPWS). Along with our conventional training programs, we will soon unveil a safety program that investigates human factor in the quality of maintenance operations.



Aircrew training projects

Given its direct effect on the safety of air transportation, aircrew training is one of the most important tasks for any airline carrier.

Of course, JAL already enjoys a worldwide reputation as a safe and efficient operator of numerous large aircraft, and many of our routes are international. In establishing this reputation, we have consistently been a world leader in creating new training systems.

Our program includes extensive in-house training for pilots and training for captains regarding the use of large aircraft. At JAL we take nothing—particularly operational safety—for granted.

According to a worldwide survey on aircraft accidents, over 70 percent involve human error on the part of aircrew. To combat such error, we have developed Cockpit Resource Management (CRM), an innovative training program that helps crews improve their performance through teamwork. CRM aims to break the chains of human error that potentially lead to incident, or even accident.

Since the 1986 introduction of the CRM seminar and LOFT high-efficiency simulation training, JAL has remained thoroughly committed to the evolution, improvement, and systematization of these programs. In 1999, we developed a specific set of guidelines for the CRM skills required of all crew members, and implemented the training needed to meet these goals. Finally, because the CRM concept must extend unilaterally to all staff members involved in aircraft operations, JAL has been working to introduce this program in divisions not directly involved with flight operations.

Rate of on-schedule departures of major airlines in 1998
(a measure of the integrity and quality of aircraft and maintenance services)


JAL
Other airline companies
Average
(%)
100
99
98
97
96
95
JAL
A
B
C
D
E
F
Average

Aircraft type: B747-400
Source: The Boeing Company


Welcome to Japan Airlines
JAL Mileage Bank

Strengthening our management system

Introducing three in-house companies

Based on the midterm management plan for fiscal years 1999–2001, the JAL Group introduced an in-house company system in April 2000. Under this system, the Passenger Sales Division, Cargo Business Division, and Engineering & Maintenance Division are considered three independent companies. This gives us the means to clarify our management plans, facilitate decision-making processes, achieve further cost reductions, and shore up our group management.

The Passenger Sales Company—which comprises the Head Office Sales Planning Division and Branch Passenger Sales Division—was introduced to clarify the balance of revenue and expenses in passenger sales management, as well to examine aspects of business accountability. Total passenger sales of the JAL Group are controlled by the JAL Sales Network (JSN), founded in November 1999 as a holding company wholly owned by JAL, in order to enhance our marketing strength. Because this network has greatly streamlined our marketing system, we are planning to transfer the Passenger Sales Company to JSN in April 2001, and thereby further enhance the efficiency of JAL Group management.

The Cargo Business Company takes full advantage of the characteristics of the cargo business as a self-contained industry. As such, it is structured to adapt easily to changes in the sales environment. We have been concentrating on cost-efficiency, the monitoring of revenue and expenses, and quality control in order to maintain and enhance profitability.

The Engineering & Maintenance Company was established for the purpose of pursuing further cost-competitiveness, while retaining the greatest degree of operational safety. Our related maintenance companies continue under the umbrella of this in-house company—together, we aim to improve the quality of maintenance and ensure the safety of aircraft for the entire group.

In addition, in April 1999 we established an Accounting Center to handle the centralized management of accounting for companies within the JAL Group. We also established a Treasury Center in April 2000 to help rationalize Group finance management with particular emphasis on consolidated financial income and expenditure. We are confident that these two centers will further strengthen the JAL Group's system of consolidated management.

New international partnerships

One of the most important strategies for improved competitiveness and profits is to establish partnerships with other airlines.

Accordingly, JAL has a long history of business alliances. In fact, we have formed alliances with nineteen major overseas airlines through code-share agreements for passenger and cargo flights, as well as our frequent flyer program.

JAL established a framework for comprehensive alliance with American Airlines (AA) in 1994. Since then, we have linked with AA for the frequent flyer program (FFP) and the computer reservation system (CRS). In 1999, we reached an agreement regarding code-sharing, and in May of this year, we inaugurated operation for the Pacific route and its connecting domestic routes, both in Japan and the US. With the world's largest network—comprising over 100 routes—we can offer our customers a remarkable variety of routes and flight schedules.

We also established a comprehensive alliance with British


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Airways (BA) in January 1999, including shared code-share flights, and later, frequent flyer programs starting from June of that year. Plans are underway to expand this alliance into other fields, thereby ensuring long-term customer service.

Airlines throughout the world have recently begun to accrue multiple alliances, and sometimes these relationships far exceed the goal of basic cooperation. In the last two years alone, several European airlines have established alliances with more than two airlines. At JAL, we believe it is most important to maintain and expand our current partnerships from the perspectives of intermediate and long-term performance, in recognition of merits such as stronger competitiveness worldwide. As to whether we should form a group with more than two airlines, we must first consider the continuation of benefits presently received through our standing alliances.

Better customer service through e-business

JAL has also been active in the realm of e-business, a phenomenon with huge potential to change future relations between companies and their markets. As part of this effort, we have enhanced both marketing and public relations on our Internet homepage. In May 1999, JALPAK, our operator of package tours, launched a membership system for the travel web site etravel, making it possible for our customers to make online reservations and pay for tickets using their credit cards. In combination with NTT DoCoMo's i-mode cellular phones, our popular JAL mobile reservation service lets the customer reserve a domestic flight, make a ticketless flight reservation, and check seat availability at any time. In June 1999, we introduced JAL Online software for business travelers who frequently take domestic flights. This convenient package, which allows customers to handle reservations, ticketing, and payment simultaneously, has already been used by more than 1,000 corporate customers.

The JAL Group is endeavoring to transform itself into an e-business company under the title e-JAL. Through e-JAL we will increase the efficiency and speed of information flow and operations within the Group, as well as within and between its individual companies. In this way, we are already gaining a reputation as a company excelling in the utilization of Internet technologies.



A strong sense of solidarity

Envisioning total management: Incorporating five airlines into one

In addition to Japan Airlines, The JAL Group incorporates five other airlines: Japan Asia Airways, JALways, JAL Express, Japan Trans Ocean Air, and J-Air. Each airline has its own unique characteristics. Given the diversity of operations, however, it is not maximally effective for each of the Group's airlines to pursue its own path to management efficiency. Instead, we need to establish a unified structure for the entire JAL Group, both to enhance the strength of constituent members and to create a strong sense of solidarity. Ideally, each route will be operated by the most suitable group airline, and each airline will have the proper aircraft to meet customer needs and remain the first choice for air travel. Accordingly, we have taken the following steps toward an optimized management system:

Japan Asia Airways (JAA) will secure a foundation of steady management and pursue further reductions in operating costs, while continuing to offer flights between Japan and Taiwan. In October 1999, JALways (JAZ) took over the Tokyo–Kona–Honolulu–Tokyo route from JAL, with a view to enhance cost-competitiveness. In April 2000, JAZ took over the Guam-Tokyo route and other routes linking Honolulu with regional airports in Japan. To further improve efficiency, JAZ will also take over the Saipan-Tokyo and Fukuoka-Honolulu routes in October. Meanwhile, JAL Express (JEX) is planning to take over a total of eight B737s from JAL during fiscal 2000, and to add more B737s and begin operation of B767s in the near future. Japan Trans Ocean Air (JTA) serves as a hub for the JAL Group in Okinawa and has been gradually upgrading its B737-200 aircraft to B737-400 models as a means of enhancing productivity. J-Air will introduce two Bombardier CRJ-200s—small jets with fifty-seat capacities—in fiscal 2000, and in April 2001 J-Air will begin flight operations on long-distance routes with a high demand for this type of aircraft or regional routes that can yield high profits by serving private passengers.

Cost reductions

The JAL Group as a whole has continually striven to enhance its cost efficiency, and the results of its efforts have been steady. We have transferred routes to JALways and JAL Express, our subsidiaries pursuing low-cost operations. In addition, we have implemented cost reductions in general expenses, personnel streamlining, management consolidation, and productivity enhancement. In this way, we will continue the corporate strategies established for the sake of customer safety, operating performance, and profitability. With respect to Japanese taxes and surcharges—which are relatively high compared to those of other nations—we and our colleagues have been working to promote more reasonable fees. We have already realized a 33% reduction in landing fees for the second- and third-tier airports (fiscal 1999), marking the first step toward greater competitiveness in the international market.

In addition, in order to minimize expenditures from the JAL Group and improve our consolidated cash flow, the entire organization has been engaged in an exhaustive review of contracts and transaction prices with outside vendors.

In fiscal 1999, despite skyrocketing fuel prices, we succeeded in reducing the cost of transportation by 10 percent per unit versus the level in fiscal 1997. This ambitious goal was originally


JAL

targeted for fiscal 2000.

In its midterm management plan for fiscal years 2000–2002, the JAL Group will work to enhance its competitiveness in terms of cost-efficiency. At the same time, we will play an active role in the reduction of landing fees, fuel taxes, and other surcharges. Moreover, we will seek greater efficiency in sales operations by restructuring our marketing system and reinforcing direct marketing. And finally, we will aim at increasing group profits by reducing our interest-bearing debt.

Emphasizing stockholder values and setting management indexes

The JAL Group recognizes that strong management abilities must be reinforced by increasing attentiveness to and respect for our stockholders. With a long-term goal of profit redistribution to stockholders, we will do our best to maintain earnings per share of ¥10 or more and a return on assets of at least 2 percent. As an intermediate goal with respect to the achievement of these group management indexes, we have established an index on cash-flow return on investment, which measures investment efficiency per route on a cash-flow basis, and will be maintaining this index at 10 percent or higher.











Passenger Operations International

Japan Airlines, in its ongoing effort to become the preferred international carrier for more customers, is increasing its number of flights, adding new routes, and expanding its code-share agreements with other airlines. Moreover, we are actively promoting several promotional programs, notably the new Reso'cha campaign. To encourage even greater passenger demand, by July 2001 JAL will introduce ten new Boeing 747-400s, a next-generation jumbo jet distinguished by an impressive range of in-flight entertainment features. Further, to achieve steady cost reductions, we are expediting the transfer of a number of flight operations to one of our low cost subsidiary airlines, JALways.

Results: Year Ended March 31, 2000

Concern over the Y2K computer problem did produce a temporary drop in passenger demand over the year-end and New Year's holiday season. Nevertheless, JAL enjoyed steady growth in its short-range flights to Korea, Guam, Saipan, and China. As for seating demand, the First Class category continued its sluggish trend, and the overall demand for Executive Class was also low, despite signs of improvement toward the end of the fiscal year.

The Economy Class performed well, however, leading to a total of 13.9 million JAL passengers on a consolidated basis during the period in review. There was a decrease in unit revenue due to reduced passenger numbers in First Class and Executive, but of course this was a direct result of slow demand in the business sector. In addition, there was also a decline in the value of revenues due to the rising yen. Nonetheless, non-consolidated revenues remained on a par with the previous year, standing at ¥580,057 million, with consolidated revenues amounting to ¥610,928 million.

Highlights of the Year

JAL has further enhanced its Goku Series, expanding the range of official discount fares in response to increased preference for individual travel over group tour packages. As a part of this initiative, JAL has launched its Special Goku service by issuing Mother's Day Goku, Father's Day Goku, and Family Goku 28 discount tickets. To round out the series, we have added Maeuri Goku 35 and Maeuri Goku 21 advance-purchase discount tickets, which can be purchased one week later than other advance-purchase discount fares. This will further encourage passenger demand and increase our competitiveness in the global market.

As part of our promotional effort, we have launched the JAL Las Vegas campaign and a number of other sales programs in order to stimulate demand among leisure travelers. And in May 1999, a JAL Group company made etravel available to the public, on a comprehensive membership website that allows users to make reservations and purchase tickets, goods, and other services on-line. Transaction settlement is fast and easy, using the customer's credit card.

JAL has also expanded its service selection by adding new routes and flights. In April, we inaugurated service between Nagoya and Guam, and in May we began service between Osaka and Chicago.

We also increased the number of flights covering Tokyo to Dallas and Las Vegas, and in November we added service between Tokyo and São Paulo via New York. Finally, the numbers of JAL flights from Tokyo to Manila, Tokyo to Bangkok, and Osaka to

Consolidated International Passenger Revenues
(Billions of Yen)
Years Ended March 31



700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000

International Revenue Passenger-KM & Available Seat-KM
(Billions of Passenger-km)
Years Ended March 31



ASK
RPK
100
80
60
40
20
0
1996
1997
1998
1999
2000

Breakdown of International Passengers Carried by Route
(Millions of Passengers)
Years Ended March 31



Trans-Pacific
Europe
Guam/Saipan
S.E.Asia/Oceania
Korea/China
14
12
10
8
6
4
2
0
1996
1997
1998
1999
2000

Seoul have been increased.

JAL expanded its service network during the year in review, thanks to code-share agreements with other airlines. JAL and American Airlines inaugurated code-share service in May, and have subsequently achieved a gradual increase in the number of routes and flights. In fact, as of the end of the fiscal year, we operated a combined weekly total of 1,137 flights (including 47 US domestic flights) on 78 routes. Moreover, JAL has signed a code-share agreement with Cathay Pacific Airways to include the Hong Kong flights from Osaka and Nagoya. We have also inaugurated Zurich-to-Geneva and Amsterdam-to-Madrid flights through code sharing with Swissair and Iberia, respectively. In all aspects of service operations, we have endeavored to increase revenues through the expansion of our worldwide service network in the global market.

Outlook

In May 2000, as part of the e-JAL promotion effort on behalf of web-based operations, JAL introduced e-Ticket Service for fast, convenient ticketless travel on international flights. This new service has been an unqualified success. JAL is the first Japanese airline to offer ticketless service, which takes information normally printed on a paper ticket, such as the date of departure, flight number, and airfare, and stores it digitally in the JAL computer system instead. With e-Ticket, the customer is spared the requirement of receiving tickets in advance or present tickets at the check-in counter. And itinerary changes can be made simply, with just a phone call.

Efficiency of flight operations is being enhanced by changing the numbers of JAL flights in accordance with seasonal fluctuations in profitability and demand. For example, we will enhance the versatility of our services by changing the number of Tokyo-to-Zurich and Osaka-to-Seoul flights to four and fourteen, respectively. Further, JALways (JAZ)—the Group's fifth airline subsidiary—will take over the operation of short-range flights to Pacific resort destinations in order to achieve greater international competitiveness. Flights to Guam from Tokyo, Osaka and Nagoya, as well as those to Honolulu from other regional airports throughout Japan, were turned over to JALways beginning in April 2000. Operation of the Saipan routes from Tokyo and Osaka, along with the Fukuoka-to-Honolulu routes, will be transferred beginning in October. JAL is actively engaged in these transfers to subsidiary airlines and will continue to investigate new means of achieving smooth, seamless flight operations.



Introducing a New Reso'cha Design on JAL Aircraft

The Reso'cha Service, a resort service brand launched in 1994 for Pacific Rim routes, has enjoyed continually increasing popularity, thanks to services that create a pleasant "resort" atmosphere. Beginning in April 2000, as part of an effort to increase revenues, our aircraft donned a new design rich in the color and excitement of a South Pacific summer. New Reso'cha services were also introduced, including many outstanding entertainment features.



Inauguration of the Osaka/Chicago Route

JAL inaugurated service between Osaka and Chicago on May 1, 1999. The service utilizes O'Hare International Airport, a key hub for American Airlines, with which we have signed a partnership agreement encompassing code sharing and a wide range of other collaborative efforts. The launch of the Kansai/Chicago route increased the number of weekly JAL-operated Chicago flights to nineteen, significantly expanding the US service network on behalf of tourists and business travelers.

Code-Share Cooperation with American Airlines

On May 10, 1999, JAL and American Airlines inaugurated the code-share operation of transpacific services and their connecting domestic flights in Japan and the US. This code-share operation—the world's largest—was expanded in April 2000 to include a total of 106 routes. The JAL service network in the United States now links fifty US cities, providing a powerful strategy for increased international competitiveness.

Passenger Operations Domestic

No Japanese airline can avoid the emerging issue of increased competition, which has been carried forward in an atmosphere of deregulation and the entry of new carriers. Accordingly, JAL has been working to increase passenger demand by offering its customers a wider choice of services and airfares. Especially popular among these offerings is e-Discount. Launched on the Internet as Japan's first on-line airfare service, e-Discount offers fares at discounts of up to 29 percent. At the same time, JAL is working to build revenues through a number of promotional campaigns launched by the JAL Mileage Bank, which boasts Japan's largest frequent-flyer program, with nearly 7 million members as of April 2000.

Results: Year Ended March 31, 2000

Domestic air flights enjoyed steady growth in demand, especially with regard to trunk routes. This is a result of our active effort in sales promotion and airfare pricing to gain a winning edge over competitors and newly established airlines, not to mention other transportation providers. On a consolidated basis, domestic passenger volume totaled 23.3 million and domestic passenger revenues amounted to ¥309,531 million.

Highlights of the Year

After being granted permission, in April 1999, to increase the frequency of flights at Kansai Airport, JAL added flights to the routes from Kansai to Haneda, Okinawa, and Sapporo. Beginning in July, we also began offering more flights on the Nagoya/Kagoshima routes. With the objective of building demand throughout the business market, we have enhanced the service of our routes and flights by phasing in more flights on the Nagoya–Fukuoka route. This year, we also began year-round operation of the Fukushima-to-Sapporo service inaugurated the previous year. At the same time, to realize greater efficiency in our route operations, we have deployed smaller aircraft on routes connecting regional cities. And we have gradually transferred the responsibility for certain flights to one of our low-cost subsidiaries, JAL Express.

In order to pass savings due to lower airport fees on to customers, JAL has lowered its normal fares for all routes except Tokyo-Osaka.

In addition, by expanding the range of Tokuuri Kippu discount tickets for limited flights—primarily for the Nagoya–Fukuoka route—and dramatically enhancing the range of Super Tokuuri round-trip limited-flight discount tickets for our Tokyo–Fukuoka and Tokyo–Sapporo routes, we have introduced a range of fares that challenge the increasingly fierce competition in our market. These measures allow us to gain a competitive edge not only over other carriers, but also over other providers of transportation.

In June 1999, JAL launched its nationwide JAL Online service, a privilege system for domestic business travelers. Providing access for corporate customers via their personal computers, JAL Online offers considerably greater convenience for this segment of the

Consolidated Domestic Passenger Revenues
(Billions of Yen)
Years Ended March 31


350
300
250
200
150
100
50
0
1996
1997
1998
1999
2000

Domestic Revenue Passenger-KM & Available Seat-KM
(Billions of Passenger-km)
Years Ended March 31


ASK
RPK
30
25
20
15
10
5
0
1996
1997
1998
1999
2000

Domestic Passenger Numbers for JAL, JEX, JTA and J-Air
(Millions of Passenger-km)
Years Ended March 31


JAL
JTA
JEX
25
20
15
10
5
0
1996
1997
1998
1999
2000

commuting public. The various mileage campaigns implemented by JAL Mileage Bank also have great public appeal. An excellent example is JAL's convenient frequent-flyer program, which is attracting an increasing number of customers through its easy mileage accumulation and other benefits.

Outlook

With respect to competitiveness in the domestic market—a top-priority goal of JAL—the March 2000 opening of Haneda Airport's new Runway B is an exciting development. Built 380 meters from its predecessor, the new Runway B is 2,500 meters long and 60 meters wide, and features a parallel taxiway. This addition allowed Haneda airport to increase its takeoff and landing slots as of July 1, and it allowed JAL to add one more daily round-trip flight to each of its nine routes. The number of flights on the routes to Nagasaki, Akita, Matsuyama, Komatsu, Miyazaki, and Hiroshima has thus been increased from two to three. Flights have also been added on the high-demand routes to Itami, Kansai, and Kagoshima. These increases give JAL a broad array of departure and arrival times, and will greatly enhance our competitive edge.

Further cost reductions will be achieved through JAL's transfer of additional regional-airport domestic flights to JAL Express (JEX).

The previous transfer of route operations from JAL to JEX at the end of fiscal 1999 resulted in significant improvements in both income and expenses. In response, all eight of our B737s will be transferred by the end of fiscal 2000, and further deployments of B737s and early transfers of B767s are being considered.



The Gray Jumbo Jet: Celebrating Hakodate–Haneda's 10th Anniversary
JAL's Hakodate–Haneda route celebrated its 10th anniversary in July 1999. To commemorate this milestone, JAL launched a tie-up campaign in co-operation with Gray, a popular musical group from Hakodate. Highlights included a band tour aboard the "Gray Jumbo," a tour plane decorated with images of the band members. The campaign attracted throngs of new customers and was considered a great success.



JMB Membership Reaches Seven Million
Membership in the JAL Mileage Bank (JMB) reached seven million in March 1, 2000. As the frequent-flyer program boasting the largest number of members in Japan, JMB runs a variety of campaigns. We will continue to improve service for JMB members, enhance our already high customer trust and brand recognition, and increase revenue through the development and implementation of JMB programs.



JAL Supports the Kyushu–Okinawa Summit
In July 2000, numerous state leaders and VIPs from the G8 nations visited Japan aboard special planes or on JAL scheduled flights to attend a series of summit meetings. Japan Airlines and its group companies offered their assistance—including comprehensive airport services for the special VIP planes—and did their utmost to ensure the success of the event.



Introducing e-Discount, Japan's First Web-Based Domestic Airfare Service
The revision of the Aviation Act of Japan has facilitated the introduction of many new fares for JAL. Included in this offering is the new e-Discount service, providing discounts of up to 29 percent for reservations made through the Internet, JAL Online or i-mode via mobile devices. With e-Discount, the reduced fares are applied to all JAL routes and flights, even when reservations are made on the date of departure. Because of the convenience and savings it offers, e-Discount is stirring great enthusiasm in the public.

Cargo Operations

To meet the emerging needs of supply-chain management and e-commerce, JAL internally spun off its cargo operation and launched the in-house Cargo Company, under whose direct supervision the Cargo Sales Company and Narita Cargo Office were established. This allows us to offer reliable solutions for diverse shipper needs, thereby capturing a share of the growing market while maintaining and expanding our alliances with other carriers. In this way, JAL is reorganizing its domestic sales operations to accommodate regional needs, and is striving to increase operating revenues by way of an enhanced sales force.

Results: Year Ended March 31, 2000

The year ended March 31, 2000 saw favorable growth in outbound international cargo demand, as well as continued growth in international cargo volumes dispatched from overseas locations.

This was particularly true in the case of US-bound shipments from Southeast Asia, although the demand for shipments from the US weakened. Thus, while consolidated international cargo volume came to 4,394.48 million ton-kilometers, revenues amounted to ¥151,163 million, or a level similar to that of the previous year. This was due to a decline in the value of income from international cargo dispatches, brought on by the strengthening of the yen.

As for domestic cargo demand, although general cargo showed a sluggish trend, courier service cargo maintained steady growth, with shipments of fresh produce slightly exceeding the level of the previous year. All in all, the consolidated domestic cargo volume was 279.09 million ton-kilometers with revenues amounting to ¥28,826 million, up 3 percent from the previous year.

Highlights of the Year

Contemporary demand calls for a comprehensive transportation system from material procurement through consumer delivery, and accordingly, fiscal year 1999/2000 saw a trend toward reorganization in the logistics industry. JAL's Cargo Company, newly established as an in-house company, has been working to develop new services that will enable timely, priority transportation in conjunction with a new system for tracking late-breaking information. Together, these services will assist customers in their efforts on behalf of market globalization and optimized local production/delivery.

JAL has also endeavored to enhance transportation capacity in response to increased demand, thereby improving route operations. In April 1999 we resumed the operation of freighters to Atlanta, and began the weekly scheduled service of three freighter flights from Narita to Seoul. As part of our effort to enhance the quality of our cargo transportation services, we earned ISO 9001 certification for export operations at the Narita Cargo District in fiscal 1998. Furthermore, during the fiscal year in review, we received ISO 9001 certification for import/transit shed operations, domestic cargo operations, and consigned export operations.

Our recent promotional effort on behalf of domestic cargo operations included the operation of special freighter flights to meet growing demand from the courier service industry. We also identified an increase in airfreight demand, which was brought about through increased handling of products having shorter life cycles.

Outlook

Given the trend among shippers toward inventory-less management and optimized local production, many products will be allowed shorter life cycles. Thus, it is expected that the demand among shippers for supply-chain management and e-commerce will accelerate rapidly. Therefore, beginning in April 2000, we launched a series of freight-service products. Notable among them is Time Definite, which ensures cargo delivery at a precisely scheduled time.

In addition, J Speed (now upgraded) and J Freight are available as freighter services, combining a loading guarantee and priority express service. The J Special service offers quality transportation for sensitive cargo such as art pieces and precision machinery, with all the special handling such objects require. These cargo-transport products are available through our global network of 25 locations.

The JAL Cargo Tracker Report (JTR)—the industry's first system featuring automatic e-mail transmission—gives our customers the latest information in the tracking of cargo shipments.

JAL is working to expand its worldwide freighter network, and to that end we have obtained a code-share agreement on cargo-freighter service with Northwest Airlines. On September 1, 2000, we will inaugurate the code-share operation of transpacific freighter flights to and from Japan, as well as block cooperation regarding cargo space on freighter services between Japan and destinations in Asia.



New International Cargo-Freighter Products Employ Information Technology

The Cargo Company, a JAL in-house company, launched three new cargo-freighter services in April 2000: J Speed, J Freight, and J Special. Accordingly, JAL is extending its quality cargo-transport services throughout a worldwide network of 25 locations. Our JTR Cargo Tracker Report, a significant customer benefit, employs the latest information-management technology for the tracking and tracing of shipments.

Other Operations

As part of our plan to optimize efficiency and enhance profitability on behalf of the entire Group, we are directing our efforts toward collaborative operations in which all Group airlines work as one. Toward this end, we have established the JAL Sales Network Co., Ltd. (founded November, 1999) and given it responsibility for group-wide passenger sales operations. With regard to hotels and resorts, in-flight meal catering, trading and logistics, information systems and temporary staffing, we are enhancing each business segment by combining companies engaged in the same business. This effort even includes our core companies, in order that every aspect of operations might benefit. In so doing we are furthering our long-term strategies and implementing a variety of adaptive tactics.

Air Transport Related Business ("other" segment)

To establish a system of consolidated management as defined in the "Consolidated Management Vision for a Strong and Healthy JAL Group," we are working to achieve more efficient business operations and thus improve our general management capabilities. Specific efforts include the reduction of interest-bearing liabilities and improvement of the company's record of financial income and expenditure. Accordingly, given the Group's management policy of concentrating operational resources into air-transport operations, JAL Leasing Co., Ltd. and JAL Finance Corporation—our subsidiaries in financial services—are fronting the initiative to reduce assets not directly linked to operations of the JAL Group, as well as interest-bearing liabilities.

Travel Services

Despite a temporary decrease in passenger volume during the year-end and New Year's holiday season—mainly due to concern over the Y2K computer problem—the aggregate traveler volume handled by JALPAK Co., Ltd. increased 6% from the previous year, indicating steady growth in demand. Accordingly, revenues grew 3.7% to ¥350,160 million, while operating income increased ¥2,730 million to ¥2,460 million.

JALPAK launched etravel in May of 1999 as a comprehensive membership Web site that could provide travel information via the World Wide Web. This service allows Internet users to get information on air tickets, hotels, overseas package tours and other travel-related topics. Registered members can also make online reservations and purchases using their credit cards. Our direct-marketing effort has served to increase demand, boosting our profitability. We will continue our e-business promotion efforts with regard to Web-based operations, ensuring a prompt response to increasingly sophisticated market needs.

Hotel and Resort Operations

In April of 2000, JAL Hotels Co., Ltd., operator of the world-renowned Nikko Hotels International chain, entered a strategic agreement on business alliance with Le Meridien Hotels & Resorts, an affiliate of the Forte Hotel Group of Britain, regarding the 22 overseas hotels throughout its network of 44 locations, excluding those in Japan. This collaborative enterprise has thus created a global network of nearly 145 hotels in 60 countries worldwide. We have also sold the Ihilani Hotel in Hawaii, promoting the restructuring of our hotel and resort operations.

These moves resulted in a revenue decrease of 28.7%, to ¥40,961 million. Nevertheless, our effort to achieve cost reductions and enhance profitability has produced operating income of ¥1,733 million, a jump of 6% relative to the previous year. Given this success, we will focus on the merits of consigned operations to further improve our profit potential and versatility of operations.



Consolidated Cargo Revenues
(Billions of Yen)
Years Ended March 31
■ International
□ Domestic



200
150
100
50
0
1996
1997
1998
1999
2000

JAL Route Network

Japan Airlines Company, Ltd., and affiliated companies
August 31, 2000

International Routes



Fairbank
Anchorage
Stockholm
Gothenburg
Copenhagen
Moscow
Amsterdam
Berlin
London
Frankfurt
Paris
Munich
Zurich
Geneva
Milan
Barcelona
Rome
Istanbul
Madrid
Beijing
Dalian
Tianjin
Seoul
Qingdao
Pusan
Shanghai
Delhi
Taipei
Hong Kong
Kaohsiung
Honolulu
Kona (Hawaii)
Manila
Saipan
Bangkok
Guam
Ho Chi Minh City
Penang
Kuala Lumpur
Singapore
Tokyo
Jakarta
Denpasar
Cairns
New Caledonia (Noumea)
Brisbane
Sydney
Auckland
Christchurch

Air France	Cathay Pacific Airways	Scandinavian Airlines System
Air New Zealand	Iberia Airlines	Singapore Airlines
Alitalia Airlines	Japan Air System	Swissair
American Airlines	Lufthansa Cargo AG	Thai Airways International
British Airways	Malaysian Airlines System	THY Turkish Airlines
Canadian Airlines	Quantas Airways	Vietnam Airlines

•Above cities include code-sharing destinations with these airline companies.

Domestic Routes


Memanbetsu
Sapporo
Obihiro
Hakodate
Akita
Hanamaki
Yamagata
Niigata
Sendai
Fukushima
Komatsu
Izumo
Tottori
Tokyo
Narita
Hiroshima
Okayama
Nagoya
Kansai
Itami
Fukuoka
Matsuyama
Nagasaki
Oita
Nanki-Shirahama
Kumamoto
Kochi
Miyazaki
Kagoshima
Amami
Yoron
Aguni
Kita Daito
Kume
Kerama
Naha
Minami Daito
Yonaguni
Miyako
Tarama
Hateruma
Ishigaki
Detroit
Chicago
Boston
New York
Philadelphia
St. Louis
Washington
Atlanta
Orlando
Houston
Miami
San Juan
São Paulo

Our mission at JAL is to enhance profitability through "safety first" transportation services, and thereby to channel those profits back to our loyal shareholders. Such a mission, however, is dependent on more than the prioritization of economic efficiency and return on investment. We are also involved in a variety of social causes, in the belief that good corporate citizenship is an essential part of a corporation's ultimate value. Accordingly, our social activities are devoted to causes around the globe. We offer synergistic support for local communities, promoting artistic and cultural activities along with international cooperative exchange. We also provide disaster rescue assistance and work for protection of the global environment.

Social Activities Tied in with the Airline Business

The program known as Fureai no Tsubasa, or "Wings of Friendship"—a self-guided effort by the JAL Group—was launched in 1988 based on a call from our employees to express the corporate ideal of "gratitude to the customer" in an appreciable form. Now in its thirteenth year, this philanthropic program is supported by monetary contributions and volunteer services from Group employees. Wings of Friendship gathers children from orphanages and institutions for the handicapped from the cities we serve regionally, and brings them to Tokyo for a vacation during their spring break. The 2000 event, for example, enabled 98 children from twenty cities in Japan to enjoy a sightseeing trip in Tokyo and to experience the wonder of flight in a high-tech simulator. The Wings of Friendship philosophy is gaining widespread acceptance throughout the JAL Group, as evidenced by the Wings of Friendship/Nagoya program, in which handicapped and orphaned children from Nagoya are invited to Hokkaido for fun in the snow.

JAL solicits UNICEF donations during flights on its Tokyo–New York route as part of the Change for Good program. We also collect foreign coins for UNICEF and sell UNICEF cards. For the volunteer Association of Medical Doctors of Asia, we offer support on behalf of emergency rescue activities. In this effort, we have helped transport materials and medical personnel to assist refugees in East Timor and victims of a cyclone disaster in India.

Service is always the byword on JAL flights, and this is reflected in our commitment to passengers having special needs. We treat them as priority guests, as part of a policy covering persons who are physically challenged, ill, or elderly. Pregnant women and other travelers requiring special attention also benefit through our attention to personal service.

Environmental Protection Programs

Flight safety is of course our primary concern, and in that regard, preservation of the global environment has been upheld as a core commitment of management. Since 1990, JAL's Environmental Committee, which is comprised of company directors, has held regular meetings covering key topics in the realm of resource management and preservation. Our Fundamental Environmental Philosophy was announced in 1998, and the JAL Group Global Environmental Conference was formed in July 1999. These initiatives are key parts of the Group's effort to promote environmental programs. The promotion and assistance of agencies with similar goals is also important. In 1993, for example, JAL installed Automatic Air Sampling Devices on aircraft on its Japan-Australia route, and has ever since been helping the Japan Meteorological Agency monitor greenhouse gas levels in the upper atmosphere.

Key environmental activities during the year in review include the following:

- The 1998 Environmental Report detailing the JAL Group's environmental protection programs was published, and since December of the following year it has been posted in summary on JAL's web site.
- To prevent global warming, air-transport operators must strive to reduce the level of carbon dioxide emissions generated through fuel consumption. Accordingly, during the current fiscal year JAL has worked to achieve greater fuel efficiency by introducing three B 747-400s, two B 777-300s, and other fuel-efficient aircraft.
- JAL has continued implementing programs in a wide spectrum of fields, devoting its efforts to the prevention of air pollution, protection of the ozone layer, reduction of aircraft noise, wastewater treatment and recycling, reduction of industrial waste, resource conservation, and recycling.


unicef

To give a face to our social contributions, every JAL-owned aircraft bears the UNICEF emblem. We also support UNICEF through in-flight sales of UNICEF cards, in-flight UNICEF fundraising campaigns, and UNICEF fundraisers in foreign currencies.



The Wings for Communication program, started thirteen years ago, is one of the JAL Group's social contributions on the JAL corporate ideal: Gratitude to our Customers. Under the program, children with physical and mental challenges are invited to other parts of Japan on recreational outings. For example, children from special schools in Nagoya are regularly invited to Hokkaido.

Contents

Management's Review and Analysis of Financial Position	22
Consolidated Balance Sheets	26
Consolidated Statements of Operations	28
Consolidated Statements of Stockholders' Equity	29
Consolidated Statements of Cash Flows	30
Notes to Consolidated Financial Statements	31
Report of Certified Public Accountants	41
Non-Consolidated Balance Sheets	42
Non-Consolidated Statements of Operations	44
Non-Consolidated Statements of Stockholders' Equity	45
Notes to Non-Consolidated Financial Statements	46
Report of Certified Public Accountants	49

Management's Review and Analysis of Financial Position

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
Fiscal Years Ended March 31, 1999 and 2000

Operating revenues

Consolidated operating revenues increased 2.1 percent from the previous term to ¥1,598,516 million. Passenger revenues accounted for ¥920,459 million, cargo revenues for ¥179,989 million, and incidental and other revenues for ¥498,065 million.

International passenger revenues were virtually unchanged at ¥610,928 million. Revenue passenger kilometers climbed by 6.1 percent to 69,495.33 million, while the number of international passengers carried rose to 13.9 million. However, these increases in passengers carried were not directly reflected in increased revenue, mainly due to the strong yen and heavy concentration of growth among economy class passengers.

Domestic passenger revenues were ¥309,531 million. Revenue passenger kilometers reached 18,983.20 million, while the number of domestic passengers rose 3.0 percent to 23.33 million. These rises were the results of efforts to compete aggressively in both marketing and price with new and existing airlines, as well as with other forms of transportation.

International cargo revenues showed little change, reaching ¥151,163 million. In spite of a 10.8 percent increase in revernue cargo-ton kilometers and favorable growth in routes from Southeast Asia to North America, among others, the strong yen cı into revenues.

Domestic cargo revenues increased 3.1 percent, to ¥28,826 million. While general cargo was stagnant, home delivery cargo and fresh cargo both increased.

Incidental and other revenues reached ¥498,065 million. This was due primarily to a 6.3percent increase in JALPAK customers and a 3.7percent increase in travel services segment revenues to ¥350,160 million.

PERSONNEL (JAL ONLY)

March 31, 2000

Ground Staff	9,013
Cockpit Crew	2,694
Cabin Crew	6,828
Total	18,535

Note: These figures exclude directors who have concurrent employee responsibilities, personnel dispached to other companies (2,365) and employees on leave (676).

Consolidated Operating Revenues
(Billions of Yen)
Years Ended March 31



2000
1500
1000
500
0
1996
1997
1998
1999
2000

JAL FLEET

March 31, 2000

Type of Aircraft	*Capacity*	*Owned*	*Leased*	*Total*
Boeing 747-400	266-568 seats	31	8	39
Boeing 747LR	341-468 seats	11	6	17
Boeing 747SR	533-563 seats	6	0	6
Boeing 747F	115 tons	0	4	4
Boeing 767	213-270 seats	10	11	21
Boeing 737	150 seats	1	3	4
Boeing 777	389-470 seats	4	6	10
Douglas MD-11	233-300 seats	2	8	10
Douglas DC-10	266-318 seats	8	0	8
Total		73	46	119

Operating and net income

Operating expenses were virtually the same as the previous term at ¥1,553,628 million. Although fuel prices rose due to higher prices for petroleum, expenses in the aircraft and traffic servicing and the sales and advertising categories decreased. This is a reflection of a concerted cost-containment program. As a result, operating income showed a 36.6 percent increase over the previous term, to ¥44,887 million.

Due primarily to a decrease in non-operating income, income before income taxes and minority interests showed a ¥9,367 million (25.8 percent) decrease from the previous term, to ¥26,922 million, and net income decreased by ¥7,032 million (26.3 percent) from the previous term, to ¥19,740 million.

PERSONNEL COMPOSITION BY LABOR UNION (JAL ONLY)
March 31, 2000

Union	*Employees*	*Number of Members*
Japan Airlines Workers' Union	Ground Staff, cabin crew	11,353
Japan Airlines Cabin Attendants' Union	Cabin crew	1,095
Japan Airlines Flight Crew Union	Cockpit crew	1,278
Japan Airlines Captain Association	Captains	1,034
Japan Airlines Labor Union	Ground staff	269
Japan Airlines Senior Flight Engineer Union	Senior flight engineers	85
Total		15,114

Note: These figures exclude union members who are employed by Japan Asia Airways Co., Ltd.

EMPLOYEE STATISTICS FOR JAPAN AIRLINES AND CONSOLIDATED SUBSIDIARIES
March 31, 2000

Operations by Business Segment	*Number of Employees*
Air-Transport	21,274
Air Transport Related Business ("other" segment)	17,729
Travel Services	3,516
Hotel and Resort Operations	3,138
Total	45,657

Note: These figures represent employees in the actual workforce.

Consolidated Costs of Flying Operations
(Billions of Yen)
Years Ended March 31


400
300
200
100
0
1996
1997
1998
1999
2000

Consolidated Operating Income
(Billions of Yen)
Years Ended March 31


50
40
30
20
10
0
1996
1997
1998
1999
2000

Consolidated Net Income (Loss)
(Billions of Yen)
Years Ended March 31


30
15
0
-15
-30
-45
-60
-75
1996
1997
1998
1999
2000

Balance sheet analysis

Total assets as of 31 March, 2000 amounted to ¥1,911.1 billion, 2.3 percent less than one year earlier. Current assets were essentially unchanged from the previous term at ¥582.3 billion, and investments and advances assets decreased 19 percent to ¥146.6 billion, mainly due to the consolidation of financial assets by financial service subsidiaries. Property and equipment showed no noteworthy changes, declining 1.4 percent compared to the previous term, to ¥1,102.0 billion.

Total liabilities decreased by 4.2 percent relative to the previous term, to ¥1,649.6 billion. Long-term debt was down 3.4 percent from the previous term, demonstrating our improving financial situation as we continue working to reduce interest-bearing liabilities. Stockholders' equity increased 9.7 percent to ¥237.9 billion, and the assurance of earnings this term has resulted in elimination of cumulative deficit.

Analysis of cash flows

Due to the restoration of earning power, cash flow from business operations increased ¥5.6 billion over the previous term, resulting in a cash inflow of ¥87.3 billion. Despite capital investment in aircraft procurement, cash flow from investing activities saw a ¥7.0 billion cash inflow resulting from sales of assets that have no relationship to the airline business. A majority of this cash inflow was applied to repayment of interest-bearing liabilities, resulting in a ¥6.7 billion increase of cash and cash equivalents to ¥189.7 billion at the end of the term.

Consolidated Total Assets
(Billions of Yen)
Years Ended March 31


2500
2000
1500
1000
500
0
1996
1997
1998
1999
2000

Consolidated Current Liabilities
(Billions of Yen)
Years Ended March 31


700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000

Consolidated Total Stockholders' Equity
(Billions of Yen)
Years Ended March 31


300
250
200
150
100
50
0
1996
1997
1998
1999
2000

A first in the Japanese airline industry
JAL presents J-Banks, a comprehensive and strategic financial system.

In April 2000, our Treasury Center, designed for centralized Group finance management, began full-fledged operation. This important launch was set forth in our midterm management plan for fiscal years 2000–2002, entitled "Vision of Regeneration for a Strong and Healthy JAL Group." The Treasury Center represents a major step toward establishing a consolidated management system and increasing the efficiency of our consolidated finance management.

Since April 1999, JAL has been operating an Accounting Center intended to speed up consolidated settlement of accounts and to improve the efficiency of all group tasks related to accounting.

The Treasury Center, on the other hand, has been established to reduce our interest-bearing debt, improve financial balance, decrease transaction costs, and improve the effectiveness of the Group's cash flow management.

The Treasury Center operates using J-Banks, a new in-house banking system that manages Group company payments as well as financial accommodations among Group companies on a consolidated basis. The system was jointly developed over one year by our information systems subsidiary JAL Information Technology Co., Ltd., and the Sanwa Bank Group. This is the first comprehensive and strategic financial system in the Japanese airline industry to enable reduced interest-bearing debt, improved Group profit, and decreased transaction costs.

Participating subsidiaries are connected to the system by either the Intranet or Internet. The system performs the following four functions.

1. Financial accommodation among Group companies
2. Provision of a payment agent
3. Offset accounting among Group companies
4. Financing and management of Group funds

In addition to Sanwa Bank, which developed the multibank compatible system, ten other banks, including the Industrial Bank of Japan, Dai-ichi Kangyo Bank, Bank of Tokyo-Mitsubishi, and Sumitomo Bank, cooperated in the system's development.

According to the goals of the midterm management plan, implementation of the system will enable reduction of about ¥50 billion of ¥350 billion in interest-bearing debt and improve the annual financial income and expenditure by ¥600 million.

JAL will use its midterm management plan to move towards implementation of its e-business and information technology strategies in order to achieve the highest possible account balance and cash flow. Linking the Group companies to J-Banks is a powerful move toward achieving those goals.

Consolidated Cash Flows
(Billions of Yen)
Years Ended March 31


150
100
50
0
-50
-100
-150
-200
1998
1999
2000
Net Cash Provided by (Used in) Financing Activities
Net Cash Used in (Provided by) Investing Activities
Net Cash Provided by Operating Activities

Report on Year 2000 computer issues

JAL began studying the possible impact of the Year 2000 (Y2K) computer bug and taking steps to respond in August 1995. Since then, we have followed our original schedule to prepare key systems vital to safety, on-time departure, and customer service.

This has included the preparation of contingency plans for passengers, airports, flight control, and maintenance, as well as for other internal systems.

A full 24 hours before the deadline of January 1, 2000, our Y2K Headquarters at the head office established minute-by-minute intercommunication with Y2K teams in each sector of the company and at each airport branch and office. At the same time, to demonstrate his confidence in the measures we had taken, the chair of the Y2K Compliance Committee, President Isao Kaneko, was onboard a New Year's flight from Hawaii. Although a few flights were delayed due to air traffic control requirements and airport contingency plans in some countries, the vast majority of flights were on time and there was no direct impact on passenger service due to problems with aircraft or operations.

Our Year 2000 precautions continued through March 2000. This enabled us to ensure complete preparedness for any leap-year bugs appearing on February 29, as well as to preempt any problems during the April 1 shift to fiscal year 2000. Our Year 2000 precautions were finally shut down with no problems having occurred in any system.

Consolidated Balance Sheets

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
March 31, 2000 and 1999

Assets	Millions of yen		Thousands of U.S. dollars (Note 2)
	2000	1999	2000
Current assets:			
Cash and time deposits	¥ **139,242**	¥ 104,249	$ **1,313,603**
Marketable securities, at cost (Note 3)	**98,409**	139,773	**928,386**
Accounts receivable (Note 11):			
Trade (Note 7)	**161,393**	153,213	**1,522,575**
Unconsolidated subsidiaries and affiliates	**10,752**	20,692	**101,433**
Allowance for doubtful accounts	**(1,901)**	(2,464)	**(17,933)**
Flight equipment spare parts, at cost	**57,691**	57,413	**544,254**
Deferred income taxes (Notes 1 and 5)	**8,461**	303	**79,820**
Prepaid expenses and other	**108,285**	110,464	**1,021,556**
Total current assets	**582,334**	583,645	**5,493,716**
Investments and advances (Note 3):			
Unconsolidated subsidiaries and affiliates	**37,760**	65,332	**356,226**
Other, at cost	**108,931**	115,308	**1,027,650**
Total investments and advances	**146,692**	180,640	**1,383,886**
Property and equipment (Notes 1, 4 and 7):			
Flight equipment	**1,547,873**	1,557,114	**14,602,575**
Ground property and equipment	**778,324**	740,704	**7,342,679**
	2,326,198	2,297,818	**21,945,264**
Accumulated depreciation	**(1,231,155)**	(1,228,975)	**(11,614,669)**
	1,095,042	1,068,843	**10,330,584**
Advances on aircraft purchases and other (Note 11)	**7,052**	48,188	**66,528**
Property and equipment, net	**1,102,094**	1,117,032	**10,397,113**
Long-term loans (Note 7)	**15,817**	20,136	**149,216**
Deferred income taxes (Notes 1 and 5)	**8,890**	3,923	**83,867**
Other assets	**37,083**	35,896	**349,839**
Translation adjustments	**18,264**	14,346	**172,301**
	¥ **1,911,177**	¥ 1,955,622	$ **18,029,971**

Liabilities and Stockholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2000	1999	**2000**
Current liabilities:			
Short-term bank loans	**¥ 46,479**	¥ 79,593	**$ 438,481**
Current portion of long-term debt (Notes 4 and 11)	**181,667**	136,530	**1,713,839**
Accounts payable (Note 11):			
Trade	**161,721**	167,938	**1,525,669**
Construction	**16,254**	14,533	**153,339**
Unconsolidated subsidiaries and affiliates	**4,156**	5,477	**39,207**
Accrued expenses	**55,156**	55,395	**520,339**
Accrued income taxes (Note 5)	**5,753**	2,810	**54,273**
Deferred income taxes (Notes 1 and 5)	**26**	18	**245**
Other	**93,723**	94,896	**884,179**
Total current liabilities	**564,939**	557,194	**5,329,613**
Long-term debt (Notes 4 and 11)	**980,818**	1,066,660	**9,253,000**
Accrued severance indemnities	**101,922**	97,837	**961,528**
Deferred income taxes (Notes 1 and 5)	**2,006**	201	**18,924**
Minority interests	**23,588**	16,768	**222,528**
Commitments and contingent liabilities (Notes 6, 7 and 11)			
Stockholders' equity:			
Common stock, ¥50 par value:			
Authorized: 6,000,000,000 shares			
Issued: 1,778,943,439 shares	**188,323**	188,323	**1,776,632**
Additional paid-in capital	**31,808**	31,808	**300,075**
Retained earnings (deficit)	**17,814**	(3,167)	**168,056**
	237,946	216,964	**2,244,773**
Common stock in treasury, at cost; [illegible]579 shares in 2000 and 21,068 shares in 1999	**(43)**	(6)	**(405)**
Total stockholders' equity	**237,903**	216,957	**2,244,367**
	¥1,911,177	¥1,955,622	**$ 18,029,971**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2000, 1999 and 1998

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2000	1999	1998	2000
Operating revenues:				
Passenger:				
Domestic	¥ 309,531	¥ 307,447	¥ 321,945	$ 2,920,103
International	610,928	619,506	667,693	5,763,471
Cargo:				
Domestic	28,826	27,964	28,046	271,943
International	151,163	150,611	158,776	1,426,066
Incidental and other revenues	498,065	460,563	405,098	4,698,726
	1,598,516	1,566,094	1,581,559	15,080,339
Operating expenses (Note 6):				
Flight operations	295,639	287,076	328,047	2,789,047
Maintenance	83,820	83,228	83,001	790,754
Passenger services	106,569	123,888	128,177	1,005,367
Aircraft and traffic servicing	182,535	194,747	200,788	1,722,028
Sales and advertising	192,449	183,586	212,123	1,815,556
General and administrative	135,655	118,721	106,668	1,279,764
Depreciation and amortization	90,410	95,942	91,245	852,924
Cost of incidental and other expenses	466,549	446,047	389,879	4,401,405
	1,553,628	1,533,237	1,539,932	14,656,867
Operating income	44,887	32,856	41,626	423,462
Non-operating income (expenses):				
Interest and dividend income	4,732	4,584	4,025	44,641
Interest expense	(35,377)	(39,160)	(43,021)	(333,745)
Exchange loss, net	(5,600)	(3,298)	(478)	(52,830)
Aircraft purchase incentives	3,306	19,101	6,642	31,188
Gain on sales of marketable securities	3,379	22	203	31,877
Gain on sales of aircraft	7,701	15,908	1,463	72,650
Gain on sales of ground property and equipment	5,250	6,689	12,422	49,528
Gain on sales of investments in securities	16,236	3,642	118	153,169
Loss on disposal of fixed assets	(2,285)	(1,269)	(1,179)	(21,556)
Loss on revaluation of marketable securities	(324)	(2,819)	–	(3,056)
Loss on investments in unconsolidated subsidiaries and affiliates	(3,484)	(1,032)	(63,246)	(32,867)
Loss on revaluation of investments in securities	(2,337)	(1,174)	–	(22,047)
Special termination benefits	(6,052)	(5,844)	(15,462)	(57,094)
Provision for accrued severance indemnities	(2,861)	–	–	(26,990)
Equity in earnings of unconsolidated subsidiaries and affiliates	1,980	6,539	2,221	18,679
Other, net	(2,230)	1,545	(5,816)	(21,037)
	(17,966)	3,433	(102,108)	(169,490)
Income (loss) before income taxes and minority interests	26,922	36,290	(60,481)	253,981
Income taxes (Notes 1 and 5):				
Current	8,130	4,836	5,596	76,698
Deferred	(3,109)	3,731	33	(29,330)
	5,020	8,568	5,630	47,358
Income (loss) before minority interests	21,902	27,722	(66,111)	206,622
Minority interests	(2,161)	(948)	3,192	(20,386)
Net income (loss)	¥ 19,740	¥ 26,773	¥ (62,918)	$ 186,226

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

For the Years Ended March 31, 2000, 1999 and 1998

	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings (deficit)	Common stock in treasury	Total
		Millions of yen				
Balance at March 31, 1997	1,778,943,439	¥ 188,323	¥ 161,776	¥ (103,498)	¥ (8)	¥ 246,593
Net loss for the year ended March 31,1998				(62,918)		(62,918)
Bonuses to directors and statutory auditors				(25)		(25)
Increase resulting from changes in scope of consolidation				1,313		1,313
Net increase in common stock in treasury					(1)	(1)
Balance at March 31, 1998	1,778,943,439	188,323	161,776	(165,128)	(9)	184,961
Net income for the year ended March 31,1999				26,773		26,773
Elimination of accumulated deficit (Note 8)			(129,968)	129,968		–
Bonuses to directors and statutory auditors				(24)		(24)
Increase resulting from changes in scope of consolidation				5,906		5,906
Decrease resulting from changes in scope of consolidation				(662)		(662)
Net increase in common stock in treasury					3	3
Balance at March 31, 1999	1,778,943,439	188,323	31,808	(3,167)	(6)	216,957
Cumulative effect of adoption of tax-effect accounting (Note 1)				6,893		6,893
Net income for the year ended March 31,2000				19,740		19,740
Cash dividends				(5,336)		(5,336)
Bonuses to directors and statutory auditors				(43)		(43)
Increase resulting from changes in scope of consolidation				7,395		7,395
Decrease resulting from changes in scope of consolidation				(7,667)		(7,667)
Net increase in common stock in treasury					(37)	(37)
Balance at March 31, 2000	**1,778,943,439**	**¥ 188,323**	**¥ 31,808**	**¥ 17,814**	**¥ (43)**	**¥ 237,903**

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Common stock in treasury	Total
	Thousands of U.S. dollers(Note 2)				
Balance at March 31, 1999	$ 1,776,632	$300,075	$ (29,877)	$ (56)	$ 2,046,764
Cumulative effect of adoption of tax-effect accounting (Note 1)			65,028		65,028
Net income for the year ended March 31,2000			186,226		186,226
Cash dividends			(50,339)		(50,339)
Bonuses to directors and statutory auditors			(405)		(405)
Increase resulting from changes in scope of consolidation			69,764		69,764
Decrease resulting from changes in scope of consolidation			(72,330)		(72,330)
Net increase in common stock in treasury				(349)	(349)
Balance at March 31, 2000	**$1,776,632**	**$300,075**	**$168,056**	**$ (405)**	**$2,244,367**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2000, 1999 and 1998

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2000	1999	1998	**2000**
Operating activities				
Income (loss) before income taxes and minority interests	**¥ 26,922**	¥ 36,290	¥ (60,481)	**$ 253,981**
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**90,410**	97,130	94,416	**852,924**
(Gain) loss on sales of, and loss on revaluation of, marketable securities and investments in securities	**(16,884)**	4,245	63,072	**(159,283)**
(Gain) loss on sales of, and loss on disposal of, fixed assets	**(7,311)**	(2,752)	(7,889)	**(68,971)**
Net provision for accrued severance indemnities	**2,927**	(275)	(4,625)	**27,613**
Interest and dividend income	**(4,732)**	(4,584)	(4,025)	**(44,641)**
Interest expense	**35,377**	39,160	43,021	**333,745**
Exchange loss (gain)	**2,017**	(2,337)	248	**19,028**
Equity in earnings of unconsolidated subsidiaries and affiliates	**(1,980)**	(6,539)	(2,221)	**(18,679)**
Decrease in accounts receivable	**7,252**	21,637	134	**68,415**
Increase in flight equipment spare parts	**(458)**	(2,977)	(731)	**(4,320)**
(Decrease) increase in accounts payable	**(11,432)**	(28,074)	5,583	**(107,849)**
Other	**922**	(31,162)	7,246	**8,698**
Subtotal	**123,030**	119,763	133,748	**1,160,660**
Interest and dividends received	**5,341**	4,061	3,566	**50,386**
Interest paid	**(35,150)**	(36,796)	(39,348)	**(331,603)**
Income taxes paid	**(5,894)**	(5,301)	(5,509)	**(55,603)**
Net cash provided by operating activities	**87,326**	81,727	92,457	**823,830**
Investing activities				
Decrease (increase) in time deposits	**1,287**	(1,260)	(9,866)	**12,141**
Decrease in marketable securities	**9,160**	4,279	2,816	**86,415**
Purchases of fixed assets	**(81,151)**	(129,739)	(142,292)	**(765,575)**
Proceeds from sales of fixed assets	**20,734**	123,903	13,635	**195,603**
Decrease in investments in securities	**35,350**	16,078	5,066	**333,490**
Decrease in long-term loans	**11,056**	483	31	**104,301**
Other	**10,578**	29,289	26,838	**99,792**
Net cash provided by (used in) investing activities	**7,012**	43,034	(103,772)	**66,150**
Financing activities				
Proceeds from long-term debt	**111,564**	181,101	279,181	**1,052,490**
Repayment of long-term debt	**(157,093)**	(215,336)	(238,501)	**(1,482,009)**
(Decrease) increase in short-term bank loans	**(35,293)**	111	5,879	**(332,952)**
Dividends paid to stockholders of the Company	**(5,293)**	–	–	**(49,933)**
Other	**(283)**	(49,201)	(25)	**(2,669)**
Net cash (used in) provided by financing activities	**(86,397)**	(83,324)	46,534	**(815,066)**
Effect of exchange rate changes on cash and cash equivalents	**(568)**	2,124	1,429	**(5,358)**
Net increase in cash and cash equivalents	**7,372**	43,561	36,648	**69,547**
Cash and cash equivalents at beginning of the year	**182,938**	127,539	90,936	**1,725,830**
Increase in cash and cash equivalents arising from inclusion in consolidation	**462**	11,862	4	**4,358**
Decrease in cash and cash equivalents arising from exclusion from consolidation	**(1,058)**	(24)	(49)	**(9,981)**
Cash and cash equivalents at end of the year (Notes 1 and 12)	**¥ 189,715**	¥ 182,938	¥ 127,539	**$1,789,764**

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
March 31, 2000

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Company, Ltd. (the "Company") and consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and the consolidated foreign subsidiaries in conformity with those of the countries of their domicile. The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Certain amounts previously reported have been reclassified to conform to the current year's classifications.

Effective the year ended March 31, 2000, the Company was required for the first time to prepare a consolidated statement of cash flows as part of its consolidated financial statements under the Securities and Exchange Law of Japan. Accordingly, the Company has prepared its 2000 consolidated statement of cash flows in accordance with "Accounting Standards for Consolidated Statements of Cash Flows" and has reclassified the previously reported consolidated statements of cash flows for 1999 and 1998.

b. Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all significant subsidiaries. All significant intercompany accounts and transactions and unrealized gain or loss from intercompany accounts and transactions have been eliminated.

The balance sheet date of 29 of the consolidated subsidiaries is December 31, 1999. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1, 2000 through March 31, 2000 are adjusted, if necessary.

Investments in certain unconsolidated subsidiaries and significant affiliates are accounted for by the equity method.

The differences between the cost and the underlying net equity in the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of five years.

c. Property and equipment

Property and equipment is stated at cost except as indicated in the following paragraph.

In Japan, companies are permitted by tax legislation to defer certain capital gains principally arising from insurance claims by crediting them to the cost of certain properties. Such deferred gains at March 31, 2000 and 1999 amounted to ¥10,656 million ($100,528 thousand) and ¥10,696 million, respectively.

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:

Boeing 747 (with the exception of Boeing 747-400)	— principally the declining-balance method based on their estimated useful lives
Boeing 747-400	— the straight-line method based on their estimated useful lives
Boeing 767	— the straight-line method based on their estimated useful lives
Boeing 777	— the straight-line method based on their estimated useful lives
Boeing 737	— the straight-line method based on their estimated useful lives
Douglas DC-10	— principally the declining-balance method based on their estimated useful lives
Douglas MD-11	— the straight-line method based on their estimated useful lives

Spare parts contained in flight equipment:
— principally the declining-balance method based on each aircraft's or engine's estimated useful life

Ground property and equipment:
— principally the straight-line method

d. Bond issuance expenses

Bond issuance expenses are principally capitalized and amortized over a period of three years.

e. Accrued bonuses

At March 31, 1999, no accrual for employees' bonuses of the Company was provided because of a revision of the term for the payment of bonuses to employees. The effect of this revision was to decrease operating expenses, and to increase operating income and income before income taxes and minority interests by ¥15,351 million for the year ended March 31, 1999.

f. Accrued severance indemnities

An employee whose employment is terminated is entitled, in most cases, to a lump-sum severance payment, the amount of which is determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs. The Company has followed the accounting policy of providing for the liability for employees' severance indemnities at 40% of such liability.

In addition to the lump-sum payment plan, the Company and certain significant domestic subsidiaries have established contributory funded defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan to substitute for their non-contributory funded pension plans, whereas most other domestic subsidiaries have maintained non-contributory funded pension plans. The costs of the pension plans are determined actuarially and the amortization of prior service cost is charged to income. Prior service cost is principally being amortized over a period of between 10 and 20 years.

g. Passenger revenue

Passenger revenue is principally recognized when the transportation services are rendered.

h. Leases

As lessee

The Company and its consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the Company and the domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain of the Company's consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

i. Appropriation of retained earnings (deficit)

Under the Commercial Code of Japan, the appropriation of retained earnings (deficit) with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations.

j. Cash equivalents

The Company defines cash equivalents as highly liquid short-term investments with an original maturity of three months or less.

k. New accounting standards

Consolidation

In accordance with recently revised accounting standards for consolidation, the accompanying consolidated financial statements for the year ended March 31, 2000 include the accounts of the Company and the significant companies controlled directly or indirectly by the Company and its consolidated subsidiaries (the "Group"). Companies over which the Group exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. In addition, the assets and liabilities of newly consolidated subsidiaries are stated at fair value as of their respective acquisition dates.

Until the year ended March 31, 1999, the consolidated financial statements included the accounts of the Company and the significant subsidiaries, and investments in certain unconsolidated subsidiaries and significant affiliates (owned 20% to 50%) were accounted for by the equity method.

Tax-effect accounting

In accordance with a new accounting standard for income taxes, deferred tax assets and liabilities were recognized in the consolidated financial statements for the year ended March 31, 2000 with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

Until the year ended March 31, 1999, deferred income taxes had been recognized only insofar they related to the elimination of intercompany items on consolidation. The effect of this change in method of accounting was to increase total assets by ¥13,860 million ($130,754 thousand), total liabilities by ¥1,487 million ($14,028 thousand) and retained earnings by ¥12,373 million ($116,726 thousand) at March 31, 2000, and to increase net income by ¥3,629 million ($34,235 thousand) for the year ended March 31, 2000.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥106 = U.S.$1.00, the approximate exchange rate prevailing on March 31, 2000, has been used. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

3. Fair Value of Marketable Securities

The carrying and related fair values of current and noncurrent marketable securities at March 31, 2000 were as follows:

	Millions of yen		
	Carrying value	Estimated fair value	Unrealized gain(loss)
Current:			
Stocks	¥29,443	¥32,366	¥2,923
Bonds	7,922	7,869	(53)
Other	151	169	18
Subtotal	37,517	40,406	2,888
Noncurrent:			
Stocks	7,937	9,060	1,123
Bonds	18,355	19,306	951
Other	100	99	(0)
Subtotal	26,392	28,466	2,074
T[illegible]	¥63,909	¥68,872	¥4,962

	Thousands of U.S. dollars (Note 2)		
	Carrying value	Estimated fair value	Unrealized gain(loss)
Current:			
Stocks	$277,764	$305,339	$27,575
Bonds	74,735	74,235	(500)
Other	1,424	1,594	169
Subtotal	353,933	381,188	27,245
Noncurrent:			
Stocks	74,877	85,471	10,594
Bonds	173,160	182,132	8,971
Other	943	933	(0)
Subtotal	248,981	268,547	19,566
Total	$602,915	$649,735	$46,811

4. Long-Term Debt

Long-term debt at March 31, 2000 and 1999 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2000	1999	**2000**
Bonds:			
Bonds in U.S. dollars, due 2003, with interest at 6.625%	¥ **26,845**	¥ 26,845	$ **253,254**
Euro-yen bonds, due 1999, with interest at 6.0% and at rate varying according to LIBOR	–	30,000	–
Euro-yen bonds, due 2000 to 2003, with interest from at 1.25% to 6.9% and at rates varying according to LIBOR	**96,037**	96,122	**906,009**
Japanese yen bonds, due 2001 to 2018, with interest at from [illegible]% to 3.4%	**347,350**	327,350	**3,276,886**
Convertible bonds, due 2005, with interest at 1.6%	**18,664**	18,664	**176,075**
Loans with collateral, due 1999 to 2024, with interest at from 0.48% to 6.6%	**340,710**	322,080	**3,214,245**
Loans without collateral	**304,898**	356,193	**2,876,396**
Other	**27,981**	25,935	**263,971**
	1,162,485	1,203,190	**10,966,839**
Less current portion	**(181,667)**	(136,530)	**(1,713,839)**
	¥ **980,818**	¥ 1,066,660	$ **9,253,000**

Convertible bonds, unless previously redeemed, are convertible into shares of common stock of the Company at the following current conversion price:

	Conversion price per share	Conversion period
1.6% convertible bonds in yen due 2005	¥1,751.10	February 1, 1990-March 30,2005

Under the provisions of this issue, the conversion price is subject to adjustment in certain cases which include stock splits.

The aggregate annual maturities of long-term debt subsequent to March 31, 2000 are summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2001	¥ 181,667	$ 1,713,839
2002	187,164	1,765,698
2003	147,420	1,390,754
2004	128,652	1,213,698
2005 and thereafter	517,581	4,882,839
	¥1,162,485	$10,966,839

A summary of assets pledged as collateral for long-term debt at March 31, 2000 is as follows:

	Millions of yen	Thousands of U.S. dollars
Flight equipment, net of accumulated depreciation	¥402,914	$3,801,075
Ground property and equipment, net of accumulated depreciation, and other	110,992	1,047,094
	¥513,907	$4,848,179

The effective interest rates on certain foreign currency bonds, which resulted from hedging the bonds with cross-currency interest rate swaps, were lower than the long-term prime rate in Japan at each issuance date.

5. Income Taxes

The Company is subject to a number of taxes based on taxable income, i.e. corporation, inhabitants' and enterprise taxes, which, in the aggregate, resulted in statutory rates of approximately 40% in 2000, 47% in 1999 and 52% in 1998.

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2000 were as follows:

	Millions of yen	Thousands of U.S. dollars
Deferred tax assets:		
Revaluation loss on investments in unconsolidated subsidiaries and affiliates	¥ 35,592	$ 335,773
Accrued severance indemnities	9,137	86,198
Accounts payable-trade	2,757	26,009
Revaluation loss on flight equipment spare parts	1,901	17,933
Accrued bonuses	1,519	14,330
Tax loss carryforwards	48,083	453,613
Other	15,223	143,613
	114,212	1,077,471
Deferred tax liabilities:		
Reserve for special depreciation	(5,320)	(50,188)
Accumulated earnings of consolidated subsidiaries	(1,626)	(15,339)
Other	(2,654)	(25,037)
	(9,600)	(90,566)
Valuation allowance	(89,294)	(842,396)
Net deferred tax assets	¥ 15,318	$ 144,509

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rate for the year ended March 31, 2000 is as follows:

Japanese statutory tax rate	40.2%
Disallowed expenses, including entertainment expenses	8.2
Dividends received	(2.1)
Equity in earnings of unconsolidated subsidiaries and affiliates	(3.0)
Inhabitants' per capita taxes	0.8
Change in valuation allowance	(25.4)
Other	(0.1)
Company's effective tax rate	18.7%

6. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2000 and 1999, and the related depreciation and interest expense for the years ended March 31, 2000 and 1999, which would have been reflected in the balance sheets and the related statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Millions of yen			Thousands of U.S. dollars		
March 31, 2000	Flight equipment	Ground property and equipment	Total	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥430,160	¥21,955	¥452,116	$4,058,113	$207,122	$4,265,245
Less accumulated depreciation	194,776	14,422	209,198	1,837,509	136,056	1,973,566
Net book value	¥235,384	¥7,533	¥242,917	$2,220,603	$ 71,066	$2,291,669

	Millions of yen		
March 31, 1999	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥384,122	¥26,117	¥410,240
Less accumulated depreciation	158,009	15,971	173,980
Net book value	¥226,113	¥10,146	¥236,260

	Millions of yen		Thousands of U.S. dollars
Year ended March 31,	**2000**	1999	**2000**
Depreciation expence	**¥40,245**	¥32,476	**$379,669**
Interest expence	**¥10,203**	¥ 9,762	**$ 96,254**

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥46,620 million ($439,811 thousand), ¥39,499 million and ¥40,380 million for the years ended March 31, 2000, 1999 and 1998, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at March 31, 2000 and 1999 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	**2000**
Within 1 year	**¥ 38,304**	¥ 34,280	**$ 361,358**
Over 1 year	**240,767**	234,792	**2,271,386**
	¥279,072	¥269,073	**$2,632,754**

Future rental expenses under operating leases outstanding at March 31, 2000 and 1999 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	**2000**
Within 1 year	**¥12,445**	¥13,915	**$117,405**
Over 1 year	**68,422**	68,276	**645,490**
	¥80,868	¥82,191	**$762,905**

As lessor

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2000 and 1999, and the related depreciation and interest revenue for the years ended March 31, 2000 and 1999, which would have been reflected in the balance sheets and the related statements of operations if direct financing lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Millions of yen			Thousands of U.S. dollars		
March 31, 2000	Flight equipment	Ground property and equipment	Total	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥348	¥6,736	¥7,084	$3,283	$63,547	$66,830
Less accumulated depreciation	185	4,233	4,418	1,745	39,933	41,679
Net book value	¥162	¥2,502	¥2,665	$1,528	$23,603	$25,141

	Millions of yen		
March 31, 1999	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥348	¥7,475	¥7,823
Less accumulated depreciation	150	4,023	4,173
Net book value	¥197	¥3,452	¥3,649

	Millions of yen		Thousands of U.S. dollars
Year ended March 31,	**2000**	1999	**2000**
Depreciation expense	**¥1,118**	¥1,299	**$10,547**
Interest expense	**¥ 177**	¥ 207	**$ 1,669**

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥1,321 million ($12,462 thousand), ¥1,494 million and ¥1,649 million for the years ended March 31, 2000, 1999 and 1998, respectively.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at March 31, 2000 and 1999 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	**2000**
Within 1 year	**¥ 967**	¥1,153	**$ 9,122**
Over 1 year	**1,893**	2,689	**17,858**
	¥2,860	¥3,843	**$26,981**

Future rental revenues under operating leases outstanding at March 31, 2000 and 1999 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	**2000**
Within 1 year	**¥128**	¥211	**$1,207**
Over 1 year	**46**	128	**433**
	¥174	¥339	**$1,641**

7. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2000 for purchases of significant property and equipment amounted to ¥430,050 million ($4,057,075 thousand).

The Company leases aircraft, office space, warehouses and office equipment. These leases are customarily renewed upon expiration.

At March 31, 2000, contingent liabilities for guarantees, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥19,727 million ($186,103 thousand). In addition, at March 31, 2000, contingent liabilities for commitments such as guarantees, keep well agreements and others, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥4,118 million ($38,849 thousand).

In addition, at March 31, 2000, the Company was liable under debt assumption agreements for in-substance defeasance of certain bonds in the aggregate amount of ¥60,000 million ($566,037 thousand).

The Company has sold certain receivables and loans to banks. At March 31, 2000, the aggregate balance of the receivables and loans sold was ¥66,673 million ($628,990 thousand).

8. Elimination of Accumulated Deficit

The Company's non-consolidated accumulated deficit at March 31, 1998 consisted of the following:

	Millions of yen
Reserve for special depreciation	¥ 8,665
Special reserve	5,808
Accumulated deficit brought forward	(151,772)
	¥(137,298)

A proposal for disposition of the Company's non-consolidated accumulated deficit to be carried forward of ¥151,772 million at March 31, 1998 was approved at a stockholders' meeting held on June 26, 1998. A portion of the deficit in the amount of ¥165,128 million at March 31, 1998 was offset against a reversal of additional paid-in capital of ¥129,968 million. As a result, at June 26, 1998, the balance of consolidated accumulated deficit carried forward amounted to ¥35,160 million.

9. Amounts Per Share

Net income (loss) per share and diluted net income per share have been computed based on the weighted average number of shares of common stock outstanding during each year.

	Yen			U.S. dollars
Year ended March 31,	**2000**	1999	1998	**2000**
Net income (loss)	**¥11.10**	¥15.05	¥(35.37)	**$0.104**
Diluted net income	**¥11.10**	¥15.05	–	**$0.104**

Net assets per share have been computed based on the number of shares of common stock outstanding at each balance sheet date.

	Yen		U.S. dollars
March 31,	**2000**	1999	**2000**
Net assets	**¥133.74**	¥121.96	**$1.261**

10. Segment Information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

a. Business segment information

Business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2000, 1999 and 1998 is summarized as follows:

Millions of yen

Year ended March 31, 2000	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,058,191	¥345,330	¥35,578	¥159,415	¥1,598,516	¥ –	¥1,598,516
Intragroup sales and transfers	165,290	4,830	5,382	228,624	404,127	(404,127)	–
Total	1,223,481	350,160	40,961	388,040	2,002,644	(404,127)	1,598,516
Operating expenses	1,190,686	347,699	39,227	377,618	1,955,232	(401,603)	1,553,628
Operating income	¥ 32,795	¥ 2,460	¥ 1,733	¥ 10,422	¥ 47,411	¥ (2,524)	¥ 44,887
Depreciation and amortization	¥ 69,427	¥ 1,059	¥ 3,514	¥ 17,933	¥ 91,935	¥ (1,525)	¥ 90,410
Capital expenditures	¥ 72,661	¥ 2,020	¥ 2,006	¥ 5,396	¥ 82,085	¥ (933)	¥ 81,151
Identifiable assets	¥1,396,578	¥ 71,308	¥91,703	¥493,543	¥2,053,134	¥ (141,956)	¥1,911,177

Thousands of U.S. dollars

Year ended March 31, 2000	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	$ 9,982,933	$3,257,830	$335,641	$1,503,915	$15,080,339	$ –	$15,080,339
Intra-group sales and transfers	1,559,339	45,566	50,773	2,156,830	3,812,518	(3,812,518)	–
Total	11,542,273	3,303,396	386,424	3,660,754	18,892,867	(3,812,518)	15,080,339
Operating expenses	11,232,886	3,280,179	370,066	3,562,433	18,445,584	(3,788,707)	14,656,867
Operating income	$390,386	$ 23,207	$ 16,349	$ 98,320	$ 447,273	$ (23,811)	$ 423,462
Depreciation and amortization	$654,971	$ 9,990	$ 33,150	$ 169,179	$ 867,311	$ (14,386)	$ 852,924
Capital expenditures	$685,481	$ 19,056	$ 18,924	$ 50,905	$ 774,386	$ (8,801)	$ 765,575
Identifiable assets	$13,175,264	$ 672,716	$865,122	$4,656,066	$19,369,188	$(1,339,207)	$18,029,971

Millions of yen

Year ended March 31, 1999	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,038,482	¥331,500	¥ 52,178	¥143,932	¥1,566,094	¥ –	¥1,566,094
Intra-group sales and transfers	169,202	6,171	5,249	214,322	394,946	(394,946)	–
Total	1,207,685	337,672	57,427	358,254	1,961,040	(394,946)	1,566,094
Operating expenses	1,181,635	337,942	55,791	349,137	1,924,507	(391,270)	1,533,237
Operating income (loss)	¥ 26,049	¥ (270)	¥ 1,635	¥ 9,117	¥ 36,532	¥ (3,675)	¥ 32,856
Depreciation	¥ 62,789	¥ 893	¥ 5,843	¥ 17,479	¥ 87,005	¥ (929)	¥ 86,075
Capital expenditures	¥ 70,699	¥ 64	¥ 1,719	¥ 26,741	¥ 99,224	¥ (4,556)	¥ 94,668
Identifiable assets	¥1,401,607	¥ 63,750	¥122,133	¥542,974	¥2,130,467	¥(174,844)	¥1,955,622

As described in Note 1-e, during the year ended March 31, 1999, the Company revised the term for the payment of bonuses to its employees. The effect of this revision was to decrease operating expenses and increase operating income in the air transport segment by ¥15,351 million for the year ended March 31, 1999.

Thousands of U.S. dollars

Year ended March 31, 1998	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,174,343	¥194,605	¥ 58,683	¥153,926	¥1,581,559	¥ –	¥1,581,559
Intra-group sales and transfers	98,614	1,363	4,948	204,203	309,130	(309,130)	–
Total	1,272,957	195,969	63,632	358,130	1,890,690	(309,130)	1,581,559
Operating expenses	1,239,157	197,131	61,663	348,639	1,846,591	(305,214)	1,541,376
Operating income (loss)	¥ 33,800	¥ (1,161)	¥ 1,969	¥ 9,491	¥ 44,099	¥ (3,916)	¥ 40,182
Depreciation	¥ 60,763	¥ 319	¥ 7,701	¥ 14,875	¥ 83,660	¥ (933)	¥ 82,726
Capital expenditures	¥ 118,135	¥ 209	¥ 2,950	¥ 21,719	¥ 143,015	¥ (154)	¥ 142,861
Identifiable assets	¥1,443,535	¥ 38,066	¥167,374	¥617,522	¥2,266,498	¥(223,737)	¥2,042,761

Operating expenses for fiscal year 1998 include enterprise tax of ¥1,444 million, which was reclassified to income taxes in the accompanying statement of operations for the year ended March 31, 1998.

b. Operating revenues from foreign operations

Operating revenues from foreign operations, which include international passenger and cargo services of the Company and two domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the years ended March 31, 2000 and 1999 were as follows:

				Millions of yen
Year ended March 31, 2000	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥366,822	¥310,186	¥190,915	¥ 867,925
Consolidated operating revenues				¥1,598,516
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.4%	11.9%	54.3%

				Thousands of U.S. dollars
Year ended March 31, 2000	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	$3,460,584	$2,926,283	$1,801,084	$ 8,187,971
Consolidated operating revenues				$15,080,339
Operating revenues from foreign operations as a percentage of consolidated operating revenues	22.9%	19.4%	11.9%	54.3%

				Millions of yen
Year ended March 31, 1999	Asia and Oceania	North and South America	Europe	Total
Operating revenues from foreign operations	¥340,878	¥326,148	¥186,758	¥ 853,785
Consolidated operating revenues				¥1,566,094
Operating revenues from foreign operations as a percentage of consolidated operating revenues	21.8%	20.8%	11.9%	54.5%

c. Geographic information

For the years ended March 31, 2000, 1999 and 1998, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

11. Derivatives and Hedging Activities

The Company and consolidated subsidiaries have utilized forward exchange and options contracts to hedge certain foreign currency transactions related to foreign purchase commitments, principally of flight equipment and foreign accounts receivable and payable, on a consistent basis. The Company and consolidated subsidiaries have also utilized interest-rate and currency swap agreements and forward foreign exchange contracts to minimize the impact of foreign exchange and interest-rate movements related to its outstanding debt on the Company's and consolidated subsidiaries' operating results. The Company has also entered into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel.

The purpose of the Company's and consolidated subsidiaries' hedging activities in the form of forward foreign exchange contracts, currency options and commodity derivatives is to protect the Company and consolidated subsidiaries from the related market risks. In addition, the purpose of interest-rate and currency swap agreements is effectively to modify the characteristics of the interest and underlying principal of its outstanding debt.

The Company and consolidated subsidiaries are exposed to certain market risks arising from the forward foreign exchange contracts, swap agreements and written currency options referred to above. The Company and consolidated subsidiaries are also exposed to the risk of credit loss in the event of non-performance by the counterparties to the currency, interest and commodity derivatives; however, the Company and consolidated subsidiaries do not anticipate non-performance by any of these counterparties all of whom are financial institutions with high bond ratings.

At March 31, 2000, the forward foreign exchange contracts outstanding were as follows:

March 31, 2000	Millions of yen Notional amounts	Market value	Unrealized gain (loss)
Purchased:			
U.S. dollars	¥15,904	¥15,950	¥46
Others	5,465	5,412	(52)
	¥21,369	¥21,363	¥ (6)
(Over one year)	(¥ –)		

March 31, 2000	Thousands of U.S. dollars Notional amounts	Market value	Unrealized gain (loss)
Purchased:			
U.S. dollars	$150,037	$150,471	$433
Others	51,556	51,056	(490)
	$201,594	$201,537	$ (56)
(Over one year)	($ –)		

The above amounts exclude contracts entered into in order to hedge receivables and payables denominated in foreign currencies which have been translated and reflected at the corresponding contracted rates in the accompanying balance sheet at March 31, 2000.

At March 31, 2000, interest-rate option and interest-rate swap agreements were as follows:

March 31, 2000	Millions of yen *Notional amounts*	*Unrealized gain (loss)*
Interest-rate option agreements:		
Collars	¥ 1,000	¥ (17)
(Over one year)	(¥400)	
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	¥ 45,370	¥ 1,834
(Over one year)	(¥ 15,170)	
Variable-rate into fixed-rate obligations	¥ 148,031	¥(7,987)
(Over one year)	(¥ 118,264)	(¥6,170)

	Thousands of U.S.dollars *Notional amounts*	*Unrealized gain (loss)*
Interest-rate option agreements:		
Collars	$ 9,433	$ (160)
(Over one year)	($ 3,773)	
Interest-rate swap agreements:		
Fixed-rate into variable-rate obligations	$ 428,018	$ 17,301
(Over one year)	($ 143,113)	
Variable-rate into fixed-rate obligations	$1,396,518	$(75,349)
(Over one year)	($1,115,698)	

The above amounts exclude swap agreements entered into in order to hedge the principal amounts of outstanding debt and the related interest denominated in foreign currencies, which have been translated and reflected at the corresponding swap rates in the accompanying balance sheet at March 31, 2000.

At March 31, 2000, fuel price commodity derivatives were as follows:

March 31, 2000	Millions of yen Notional amounts	Carrying amounts	Market value	Unrealized gain (loss)
Fuel price protection arrangements:				
Caps	¥8,969	¥589	¥596	¥ 7
(Over one year)	(¥–)			
Collars	¥5,901	¥ –	¥574	¥574
(Over one year)	(¥ 334)			
Floors	¥3,104	¥ 82	¥ 59	¥(22)
(Over one year)	(¥–)			
Fuel price swaps	¥1,031	¥ –	¥151	¥151
(Over one year)	(¥–)			

	Thousands of U.S. dollars Notional amounts	Carrying amounts	Market value	Unrealized gain (loss)
Fuel price protection arrangements:				
Caps	$84,613	$5,556	$5,622	$ 66
(Over one year)	($ –)			
Collars	$55,669	$ –	$5,415	$5,415
(Over one year)	($ 3,150)			
Floors	$29,283	$ 773	$ 556	$ (207)
(Over one year)	($ –)			
Fuel price swaps	$ 9,726	$ –	$1,424	$1,424
(Over one year)	($ –)			

12. Cash and Cash Equivalents

The components of cash and cash equivalents were as follows:

March 31,	Millions of yen 2000	1999	Thousands of U.S. dollars 2000
Cash and time deposits	**¥139,942**	¥104,249	**$1,320,207**
Time deposits with maturities of more than three months	**(4,611)**	(12,772)	**(43,500)**
Marketable securities with maturities of three months or less	**58,021**	92,068	**547,367**
Credit balance of current accounts included in short-term loans	**(2,937)**	(607)	**(27,707)**
	¥189,715	¥182,938	**$1,789,764**

Report of Certified Public Accountants

Japan Airlines Company, Ltd. and Consolidated Subsidiaries

The Board of Directors
Japan Airlines Company, Ltd.

We have examined the consolidated balance sheets of Japan Airlines Company, Ltd. and consolidated subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2000, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of Japan Airlines Company, Ltd. and consolidated subsidiaries at March 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1 to the consolidated financial statements, Japan Airlines Company, Ltd. has adopted new accounting standards for consolidation and tax-effect accounting in the preparation of its consolidated financial statements for the year ended March 31, 2000.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2000 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.

June 29, 2000

Century Ota Showa & Co.

Non-Consolidated Balance Sheets

Japan Airlines Company, Ltd.
March 31, 2000 and 1999

Assets

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2000	1999	2000
Current assets:			
Cash and time deposits	¥ 72,361	¥ 31,364	$ 682,650
Marketable securities, at cost	83,220	123,182	785,094
Accounts receivable:			
Trade (Note 6)	80,132	76,963	755,962
Subsidiaries and affiliates	43,741	41,022	412,650
Allowance for doubtful accounts	(376)	(595)	(3,547)
Flight equipment spare parts, at cost	54,627	54,259	515,349
Deferred income taxes (Note 3)	5,314	–	50,132
Prepaid expenses and other	53,362	59,869	503,415
Total current assets	392,383	386,066	3,701,726
Investments and advances:			
Subsidiaries and affiliates	133,669	154,063	1,261,028
Other, at cost	38,889	37,940	366,877
Total investments and advances	172,559	192,004	1,627,915
Property and equipment (Notes 1 and 6):			
Flight equipment	1,323,664	1,302,095	12,487,396
Ground property and equipment	453,008	458,501	4,273,660
	1,776,672	1,760,596	16,761,056
Accumulated depreciation	(933,013)	(943,315)	(8,802,009)
	843,659	817,281	7,959,047
Advances on aircraft purchases and other	6,374	44,732	60,132
Property and equipment, net	850,033	862,014	8,019,179
Long-term loans (Note 6)	11,848	13,060	111,773
Deferred income taxes (Note 3)	433	–	4,084
Other assets	24,907	22,439	234,971
	¥1,452,166	¥1,475,584	$13,699,679

Liabilities and Stockholders' Equity

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2000	1999	**2000**
Current liabilities:			
Current portion of long-term debt	**¥ 102,591**	¥ 74,884	**$ 967,839**
Accounts payable:			
Trade	**99,647**	109,613	**940,066**
Construction	**7,831**	8,486	**73,877**
Subsidiaries and affiliates	**45,851**	44,276	**432,556**
Accrued expenses	**30,301**	33,065	**285,858**
Accrued income taxes (Note 3)	**55**	250	**518**
Other	**77,133**	76,906	**727,669**
Total current liabilities	**363,413**	347,484	**3,428,424**
Long-term debt	**751,523**	779,299	**7,089,839**
Accrued severance indemnities	**81,931**	82,676	**772,933**
Reserve for loss on investments in subsidiaries and affiliates	**7,766**	19,709	**73,264**
Commitments and contingent liabilities(Notes 5 and 6)			
Stockholders' equity:			
Common stock, ¥50 par value:			
Authorized: 6,000,000,000 shares			
Issued: 1,778,943,439 shares	**188,323**	188,323	**1,776,632**
Additional paid-in capital	**31,808**	31,808	**300,075**
Legal reserve (Note 4)	**534**	–	**5,037**
Retained earnings	**26,865**	26,282	**253,443**
Total stockholders' equity	**247,531**	**246,415**	**2,335,198**
	¥1,452,166	**¥1,475,584**	**$13,699,679**

The accompanying notes are an integral part of these statements.

Non-Consolidated Statements of Operations

Japan Airlines Company, Ltd.
For the Years Ended March 31, 2000, 1999 and 1998

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2000	1999	1998	**2000**
Operating revenues:				
Passenger:				
Domestic	**¥ 275,826**	¥ 279,059	¥ 293,364	**$ 2,602,132**
International	**580,057**	581,623	624,469	**5,472,235**
Cargo:				
Domestic	**27,068**	26,768	28,046	**255,358**
International	**143,171**	142,395	150,214	**1,350,669**
Incidental and other revenues	**141,557**	127,807	123,611	**1,335,443**
	1,167,681	1,157,653	1,219,706	**11,015,858**
Operating expenses (Note 5):				
Flight operations	**322,591**	317,436	349,068	**3,043,311**
Maintenance	**95,989**	96,330	94,486	**905,556**
Passenger services	**137,859**	137,867	143,456	**1,300,556**
Aircraft and traffic servicing	**222,143**	234,132	238,547	**2,095,688**
Sales and advertising	**184,036**	177,540	191,953	**1,736,188**
General and administrative	**38,511**	34,425	38,151	**363,311**
Depreciation and amortization	**63,721**	66,664	62,672	**601,141**
Cost of incidental and other expenses	**74,072**	68,436	70,115	**698,792**
	1,138,926	1,132,833	1,188,451	**10,744,584**
Operating income	**28,754**	24,820	31,254	**271,264**
Non-operating income (expenses):				
Interest and dividend income	**4,481**	8,145	4,739	**42,273**
Interest expense	**(30,352)**	(32,687)	(35,115)	**(286,339**
Exchange loss, net	**(4,701)**	(2,596)	(232)	**(44,349**
Aircraft purchase incentives	**3,306**	19,101	6,642	**31,188**
Gain on sales of marketable securities	**4,903**	0	146	**46,254**
Gain on sales of aircraft	**6,370**	15,366	3,259	**60,094**
Gain on sales of ground property and equipment	**1,938**	2,650	11,696	**18,283**
Gain on sales of investments in securities	**23,400**	3,765	42	**220,754**
Loss on disposal of fixed assets	**(1,604)**	(834)	(858)	**(15,132**
Loss on revaluation of marketable securities	**(324)**	(2,819)	–	**(3,056**
Loss on revaluation of investments in securities	**(1,590)**	–	–	**(15,000**
Loss on investments in subsidiaries and affiliates	**(16,830)**	–	(72,053)	**(158,773**
Provision for reserve for loss on investments in subsidiaries and affiliates	**(7,511)**	(2,529)	(24,994)	**(70,858**
Special termination benefits	**(6,052)**	(5,414)	(15,203)	**(57,094**
Loss on liquidation of operations of subsidiaries and affiliates	**–**	(167)	(366)	**–**
Other, net	**(3,305)**	373	(2,793)	**(31,179**
	(27,873)	2,353	(125,091)	**(262,952**
Income (loss) before income taxes	**881**	27,173	(93,836)	**8,311**
Income taxes (Note 3):				
Current	**175**	891	353	**1,650**
Deferred	**6,362**	–	–	**60,018**
Net (loss) income	**¥ (5,655)**	¥ 26,282	¥ (94,189)	**$ (53,349**

The accompanying notes are an integral part of these statements.

Non-Consolidated Statements of Stockholders' Equity

Japan Airlines Company, Ltd.
For the Years Ended March 31, 2000, 1999 and 1998

	Number of shares of common stock	Millions of yen				
		Common stock	Additional paid-in capital	Legal reserve (Note 4)	Retained earnings (deficit)	Total
Balance at March 31, 1997	1,778,943,439	¥188,323	¥161,776	¥ 7,330	¥ (43,108)	¥314,321
Net loss for the year ended March 31,1998					(94,189)	(94,189)
Balance at March 31, 1998	1,778,943,439	188,323	161,776	7,330	(137,298)	220,132
Net income for the year ended March 31,1999					26,282	26,282
Elimination of accumulated deficit (Note 7)			(129,968)	(7,330)	137,298	–
Balance at March 31, 1999	1,778,943,439	188,323	31,808	–	26,282	246,415
Cumulative effect of adoption of tax-effect accounting (Note 3)					12,109	12,109
Net loss for the year ended March 31,2000						
Legal reserve					(5,655)	(5,655)
Cash dividends(¥3 per share)				534	(534)	–
Balance at March 31, 2000					(5,336)	(5,336)
	1,778,943,439	**¥188,323**	**¥ 31,808**	**¥ 534**	**¥ 26,865**	**¥247,531**

	Thousands of U.S. dollars (Note 2)				
	Common stock	Additional paid-in capital	Legal reserve (Note 4)	Retained earnings (deficit)	Total
Balance at March 31, 1999	$ 1,776,632	$ 300,075	$ –	$247,943	$ 2,324,169
Cumulative effect of adoption of tax-effect accounting (Note 3)				114,235	114,235
Net loss for the year ended March 31,2000				(53,349)	(53,349)
Legal reserve			5,037	(5,037)	–
Cash dividends($0.028 per share)				(50,339)	(50,339)
Balance at March 31, 2000	**$1,776,632**	**$300,075**	**$5,037**	**$253,443**	**$2,335,198**

The accompanying notes are an integral part of these statements.

Notes to Non-Consolidated Financial Statements

Japan Airlines Company, Ltd.
March 31, 2000

1. Summary of Significant Accounting Policies

The accompanying non-consolidated financial statements are prepared on the basis of the same accounting policies as those discussed in Note 1 to the consolidated financial statements except that investments in subsidiaries and affiliates are stated at cost.

The Company maintains its accounting records and prepares its financial statements in accordance with accounting principles and practices generally accepted and applied in Japan. The accompanying non-consolidated financial statements have been compiled from the non-consolidated financial statements filed with the Minister of Finance as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan.

Accordingly, the accompanying non-consolidated financial statements are not intended to present the non-consolidated financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Certain amounts previously reported have been reclassified to conform to the current year's classifications.

2. U.S. Dollar Amounts

The same method of translating yen amounts into U.S. dollar amounts as that described in Note 2 to the consolidated financial statements has been followed.

3. Income Taxes

The Company initially adopted tax-effect accounting for the year ended March 31, 2000, and the effect of adoption of this method of accounting was to increase total assets and retained earnings by ¥5,747 million ($54,216 thousand) at March 31, 2000, and to increase net loss by ¥6,362 million ($60,018 thousand) for the year ended March 31, 2000.

The Company is subject to a number of taxes based on taxable income, i.e. corporation, inhabitants' and enterprise taxes, which, in the aggregate, resulted in statutory rates of approximately 40% in 2000, 47% in 1999 and 52% in 1998.

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2000 were as follows:

	Millions of yen	Thousands of U.S. dollars
Deferred tax assets:		
Revaluation loss on investments in subsidiaries and affiliates	¥ 33,160	$ 312,830
Accrued severance indemnities	5,763	54,367
Accounts payable - trade	2,757	26,009
Revaluation loss on flight equipment spare parts	1,742	16,433
Tax loss carryforwards	3,605	34,009
Other	4,890	46,132
Deferred tax liabilities:		
Reserve for special depreciation	(4,800)	(45,283)
	47,120	444,528
Valuation allowance	(41,372)	(390,301)
Net deferred tax assets	¥ 5,747	$ 54,216

4. Legal Reserve

In accordance with the provisions of the Commercial Code of Japan, the Company has provided a legal reserve by appropriating retained earnings. The legal reserve may be used to reduce or eliminate a deficit or may be transferred to stated capital through suitable stockholders' or directors' action but is not available for the payment of dividends.

5. Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property as of March 31, 2000 and 1999, and the related depreciation expense and interest expense for the years ended March 31, 2000 and 1999, respectively, which would have been reflected in the balance sheets and the related statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

	Millions of yen		
March 31, 2000	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥493,906	¥27,787	¥521,693
Less accumulated depreciation	218,809	18,666	237,475
Net book value	¥275,097	¥ 9,121	¥284,218

	Thousands of U.S. dollars		
March 31, 2000	Flight equipment	Ground property and equipment	Total
Acquisition costs	$4,659,490	$262,141	$4,921,632
Less accumulated depreciation	2,064,235	176,094	2,240,330
Net book value	$2,595,254	$ 86,047	$2,681,301

	Millions of yen		
March 31, 1999	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥450,726	¥33,722	¥484,448
Less accumulated depreciation	176,743	20,685	197,428
Net book value	¥273,982	¥13,037	¥287,019

	Millions of yen		Thousands of U.S. dollars
Year ended March 31,	**2000**	1999	**2000**
Depreciation expence	**¥45,987**	¥38,204	**$433,839**
Interest expence	**¥12,206**	¥11,992	**$115,150**

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥53,612 million ($505,773 thousand), ¥46,557 million and ¥46,357 million for the years ended March 31, 2000, 1999 and 1998, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at March 31, 2000 and 1999 was as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2000**	1999	**2000**
Within 1 year	**¥44,314**	¥39,795	**$418,056**
Over 1 year	**282,174**	285,265	**2,662,018**
	¥326,488	¥325,061	**$3,080,075**

Future rental expenses under operating leases outstanding at March 31, 2000 and 1999 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	**2000**	1999	**2000**
Within 1 year	**¥10,537**	¥13,178	**$99,405**
Over 1 year	**43,880**	54,735	**413,962**
	¥54,417	¥67,913	**$513,367**

6. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2000 for purchases of significant property and equipment amounted to ¥427,318 million ($4,031,301 thousand).

See Note 7 to the consolidated financial statements with respect to the Company's contingent liabilities under debt assumption agreements.

At March 31, 2000, contingent liabilities for guarantees, principally for subsidiaries, affiliates and employees, amounted to ¥18,236 million ($172,037 thousand). In addition, at March 31, 2000, contingent liabilities for commitments such as guarantees, keep well agreements and others, principally for subsidiaries, affiliates and employees, amounted to ¥52,774 million ($497,867 thousand).

The Company has sold certain receivables and loans to banks. At March 31, 2000, the aggregate balance of the receivables and loans sold amounted to ¥66,673 million ($628,990 thousand).

7. Elimination of Accumulated Deficit

The Company's accumulated deficit at March 31, 1998 consisted of the following:

	Millions of yen
Reserve for special depreciation	¥ 8,665
Special reserve	5,808
Accumulated deficit brought forward	(151,772)
	¥(137,298)

A proposal for disposition of accumulated deficit was approved at a stockholders' meeting held on June 26, 1998. The deficit of ¥151,772 million at March 31, 1998 was offset against a reversal of the reserve for special depreciation of ¥8,665 million, the special reserve of ¥5,808 million, the legal reserve of ¥7,330 million and a reversal of additional paid-in capital of ¥129,968 million. As a result, at June 26, 1998, the balance of accumulated deficit carried forward was nil.

8. Amounts Per Share

Amounts per share have been computed by the same method as that described in Note 9 to the consolidated financial statements and are summarized as follows:

	Yen			U.S. dollars
Year ended March 31,	**2000**	1999	1998	**2000**
Net loss (income)	**¥(3.18)**	¥14.77	¥(52.95)	**$0.030**
Diluted net income	–	¥14.77	–	–

	Yen		U.S. dollars
March 31,	**2000**	1999	**2000**
Net assets	**¥139.15**	¥138.52	**$1.312**

Report of Certified Public Accountants

Japan Airlines Company, Ltd.

The Board of Directors
Japan Airlines Company, Ltd.

We have examined the non-consolidated balance sheets of Japan Airlines Company, Ltd. as of March 31, 2000 and 1999, and the related non-consolidated statements of operations and stockholders' equity for each of the three years in the period ended March 31, 2000, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying non-consolidated financial statements, expressed in yen, present fairly the financial position of Japan Airlines Company, Ltd. at March 31, 2000 and 1999, and the results of its operations for each of the three years in the period ended March 31, 2000 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 3 to the non-consolidated financial statements, Japan Airlines Company, Ltd. has adopted a new accounting standard for tax-effect accounting in the preparation of its non-consolidated financial statements for the year ended March 31, 2000.

The U.S. dollar amounts in the accompanying non-consolidated financial statements with respect to the year ended March 31, 2000 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the non-consolidated financial statements.

June 29, 2000

Century Ota Showa & Co.

Consolidated Subsidiaries

Company Name	Date of Establishment	Paid-in Capital	JAL's Equity Ownership(%)	Principal Business
J AIR CO., LTD.	August 8, 1996	¥200 million	100.0	Air Transport
JAL EXPRESS CO., LTD.	April 1, 1997	¥5,800 million	100.0	Air Transport
JALWAYS CO., LTD.	October 5, 1990	¥3,000 million	82.4*	Air Transport
JAPAN ASIA AIRWAYS CO., LTD.	August 8, 1975	¥4,310 million	90.5	Air Transport
JAPAN TRANS OCEAN AIR CO., LTD.	June 20, 1967	¥4,537 million	51.1*	Air Transport
ABC SKY-PARTNERS INC.	December 15, 1977	¥100 million	51.0	Air Cargo
JAL KANSAI AIRCARGO SYSTEM CO., LTD.	December 10, 1975	¥123 million	53.4	Air Cargo
JAL LOGISTICS INC.	March 28, 1970	¥144 million	100.0*	Air Cargo
JALTOS CO., LTD.	October 14, 1982	¥50 million	80.0*	Air Cargo
JUPITER AIR LIMITED	May 17, 1983	HK$ 1 million	80.0*	Air Cargo
JAPAN FUEL TRADING CO., LTD.	November 16, 1988	¥25 million	100.0	Aircraft Fuels
OKINAWA FUELING FACILITIES CO., LTD.	November 1, 1974	¥100 million	60.0*	Aircraft Fuels
PACIFIC FUEL TRADING CORPORATION	November 1, 1982	US$ 1 million	100.0*	Aircraft Fuels
AIRPORT ENGINEERING & SERVICE CO., LTD.	September 11, 1958	¥315 million	67.5*	Aircraft Maintenance
JAL AERO MAINTENANCE CO., LTD.	April 1, 1983	¥20 million	75.0*	Aircraft Maintenance
JAL AVIONICS CO., LTD.	July 1, 1988	¥40 million	90.0*	Aircraft Maintenance
JAL COMPONENT TECHNOLOGY CO., LTD.	June 1, 1990	¥50 million	100.0	Aircraft Maintenance
JAL ENGINE TECHNOLOGIES CO., LTD.	October 1, 1988	¥350 million	100.0	Aircraft Maintenance
JAL MAINTENANCE SERVICE CO., LTD.	February 10, 1982	¥10 million	100.0*	Aircraft Maintenance
JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.	April 1, 1988	¥40 million	100.0*	Aircraft Maintenance
NIHON SERVICE CO., LTD. *UNOFFICIAL	November 11, 1969	¥12 million	57.5*	Aircraft Maintenance
AIRPORT GROUND SERVICE CO., LTD.	March 1, 1957	¥480 million	95.5*	Airport-Related Services
AVIX NAGASAKI CO., LTD	December 23, 1987	¥50 million	65.0*	Airport-Related Services
FUKUSHIMA INTERNATIONAL SEIVICE CO., LTD.	September 21, 1992	¥30 million	80.0*	Airport-Related Services
HOKKAIDO PASSENGER SERVICE CO., LTD.	December 24, 1987	¥30 million	55.0	Airport-Related Services
JAL FRONTIER CO., LTD.	February 2, 1998	¥50 million	100.0	Airport-Related Services
JAL HAWAII, INCORPORATED	July 1, 1998	US$ 100,000	100.0	Airport-Related Services
JAL PASSENGER SERVICES AMERICA, INC.	January 26, 1996	US$ 205,000	100.0*	Airport-Related Services
JAL PLUS CO., LTD.	November 16, 1988	¥50 million	100.0	Airport-Related Services
JAL SKY HAKODATE CO., LTD.	May 9, 1989	¥50 million	72.0*	Airport-Related Services
JAL SKY OSAKA CO., LTD.	January 26, 1988	¥30 million	51.0	Airport-Related Services
JAL SKY SERVICE CO., LTD.	September 13, 1982	¥100 million	99.0*	Airport-Related Services
JAL TOHOKU INTERNATIONAL SERVICE CO., LTD.	November 11, 1998	¥10 million	100.0	Airport-Related Services
• JAL WAVE CO., LTD.	December 1, 1998	¥30 million	100.0	Airport-Related Services
JAL WING CO., LTD.	June 1, 1992	¥50 million	100.0*	Airport-Related Services
JAPAN AIRPORT GROUND POWER CO., LTD.	December 16, 1965	¥1,968 million	63.3*	Airport-Related Services
JLCOS COMPANY, LTD.	May 8, 1997	¥20 million	100.0	Airport-Related Services
KANSAI AIRPORT GROUND SERVICE CO., LTD	April 14, 1989	¥120 million	100.0*	Airport-Related Services
KYUUSHUU INTERNATIONAL SERVICE CO., LTD.	April 3, 1986	¥30 million	51.0	Airport-Related Services
NAGOYA INTERNATIONAL SERVICE CO., LTD.	March 5, 1984	¥30 million	51.0*	Airport-Related Services
OKINAWA AIRPORT SERVICE CO., LTD.	October 1, 1965	¥33 million	83.5*	Airport-Related Services
SERVICE CREATION INC.	December 25, 1989	¥30 million	95.0*	Airport-Related Services
• AAS CATERING CO., LTD.	December 20, 1986	¥3,330 million	50.9*	Catering
HIROSHIMA CATERING CO., LTD.	November 30, 1992	¥100 million	80.0*	Catering
INTERNATIONAL CATERING LTD.	October 14, 1982	GBP 4 million	100.0	Catering
INTERNATIONAL IN-FLIGHT CATERING CO., LTD.	July 20, 1971	US$ 2	56.7	Catering
JAL ROYAL CATERING CO., LTD.	January 28, 1992	¥2,000 million	51.0	Catering
NIKKO INFLIGHT CATERING CO., LTD.	November 15, 1984	US$ 2 million	100.0	Catering
OKINAWA CATERING SERVICE CO., LTD.	April 5, 1975	¥25 million	60.0*	Catering
• TFK CORPORATION	December 9, 1959	¥497 million	50.7	Catering
JAL ACADEMY CO., LTD.	June 10, 1985	¥240 million	100.0	Cutural Activities and Publishing
JAL BUSINESS SERVICE CO., LTD.	November 8, 1979	¥100 million	100.0*	Cutural Activities and Publishing
JAL CULTURAL DEVELOPMENT CO., LTD.	August 1, 1988	¥100 million	100.0	Cutural Activities and Publishing
JAL PLANNING CO., LTD.	March 1, 1985	¥72 million	85.0*	Cutural Activities and Publishing
JAL SUNLIGHT CO., LTD.	November 15, 1995	¥30 million	100.0*	Cutural Activities and Publishing
OFFICIAL FILING CO., LTD.	February 10, 1984	¥10 million	87.0*	Cutural Activities and Publishing
ALIVE INSURANCE PTE., LTD.	April 26, 1989	US$ 2 million	100.0	Financial Services
JAL CAPITAL CORPORATION	September 4, 1992	US$ 20	100.0*	Financial Services
JAL FINANCE CORPORATION.	April 8, 1988	¥1,000 million	100.0	Financial Services
JAL FINANCE EUROPE B.V.	June 13, 1989	¥101 million	100.0*	Financial Services
JAL LEASING COMPANY, LIMITED	July 25, 1988	¥2,500 million	100.0*	Financial Services
JALCARD INC.	October 30, 1984	¥400 million	100.0*	Financial Services
JF CARIB A.E.C.	August 31, 1990	US$ 1	100.0*	Financial Services
PACIFIC BUSINESS BASE, INC.	October 20, 1989	US$ 400	100.0	Financial Services
J PRO CO., LTD.	December 4, 1998	¥30 million	100.0*	Hotel and Travel Services
MICRONESIAN HOSPITALITY, INC.	January 15, 1975	US$ 120,000	62.6*	Hotel and Travel Services
ASIA CREATIVE TOURS CO., LTD.	October 14, 1975	¥50 million	100.0*	Hotel and Travel Services
AXESS INTERNATIONAL NETWORK, INC.	July 1, 1991	¥700 million	75.0*	Hotel and Travel Services
BENKAY (U.S.A.), INC.	February 6, 1986	US$ 1,000	100.0*	Hotel and Travel Services
COCOS LAGOON DEVELOPMENT CORPORATION	June 17, 1976	US$ 21 million	100.0*	Hotel and Travel Services
CREATIVE GREETING SERVICE, INC.	October 1, 1991	US$ 10,000	100.0*	Hotel and Travel Services
CREATIVE REISE GMBH	March 1, 1981	DEM 200,000	87.5*	Hotel and Travel Services
CREATIVE TOURS (EUROPE) B.V.	November 1, 1979	NLG 2 million	100.0*	Hotel and Travel Services
CREATIVE TOURS (SINGAPORE) PTE LTD.	May 1, 1979	S$ 100,000	100.0*	Hotel and Travel Services
CREATIVE TOURS (SPAIN) S.A.	March 23, 1983	ESP 30 million	100.0*	Hotel and Travel Services
CREATIVE TOURS (THAILAND) CO., LTD.	October 1, 1979	THB 6 million	73.3*	Hotel and Travel Services
CREATIVE TOURS DÜSSELDORF GMBH	April 1, 1991	DEM 250,000	100.0*	Hotel and Travel Services
CREATIVE TOURS LTD.	September 14, 1973	GBP 96,000	100.0*	Hotel and Travel Services
CREATIVE TOURS MICRONESIA, INC.	August 1, 1974	US$ 1 million	99.9*	Hotel and Travel Services
CREATIVE TOURS (ASIA) PTE LTD.	February 4, 1997	S$ 100,000	100.0*	Hotel and Travel Services
CREATIVE TOURS (HOLLAND) B.V.	April 1, 1979	NLG 100,000	100.0*	Hotel and Travel Services
EURO CREATIVE TOURS (UK) LTD.	October 17, 1980	GBP 80,000	65.5*	Hotel and Travel Services

HOTEL NIKKO OF BEVERLY PARK, INC.	December 7, 1989	US$ 1,000	100.0*	Hotel and Travel Services
HAWAII HOTEL RESERVATION SYSTEM, INC.	October 1, 1997	US$ 10,000	100.0*	Hotel and Travel Services
• HOKKAIDO TOUR SYSTEM CO., LTD.	February 23, 1984	¥ 122 million	92.6*	Hotel and Travel Services
HOTEL NEW NIKKO DE PARIS S.A.S.	June 5, 1996	FRF 10 million	100.0*	Hotel and Travel Services
HOTEL NIKKO LONGBAI SHANGHAI	August 27, 1985	CNY 71 million	100.0*	Hotel and Travel Services
HOTEL NIKKO (U.S.A.), INC.	July 18, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO ANNUPURI CO., LTD.	November 5, 1984	¥ 2,200 million	70.5*	Hotel and Travel Services
HOTEL NIKKO DE PARIS S.A.	June 26, 1973	FRF 210 million	98.3*	Hotel and Travel Services
HOTEL NIKKO OF HONOLULU, INC.	August 21, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO OF SAN FRANCISCO, INC.	July 19, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO OSAKA CO., LTD.	December 10, 1980	¥ 100 million	100.0*	Hotel and Travel Services
HOTEL NIKKO SAIPAN, INC.	September 26, 1984	US$ 22 million	87.0*	Hotel and Travel Services
HOTEL NIKKO SHANGHAI INVESTMENT CORPORATION	April 12, 1985	¥ 3,230 million	56.2*	Hotel and Travel Services
J INTER CO., LTD. *UNOFFICIAL	February 7, 1997	¥ 10 million	100.0*	Hotel and Travel Services
JAL HOTELS COMPANY LTD.	July 1, 1970	¥ 4,272 million	90.7*	Hotel and Travel Services
JAL PLAZA CO., LTD.	December 1, 1988	¥ 50 million	100.0*	Hotel and Travel Services
• JAL SALES NETWORK CO., LTD.	November 22, 1999	¥ 3,250 million	100.0	Hotel and Travel Services
JALPAK CO., LTD.	April 4, 1969	¥ 900 million	76.9*	Hotel and Travel Services
• JALPAK HOLDING U.S.A., INC.	April 1, 1999	US$ 100	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL OCEANIA PTY LIMITED	March 27, 1984	A$ 500,000	100.0*	Hotel and Travel Services
JALPAK SERVICE INC.	July 1, 1987	¥ 90 million	100.0*	Hotel and Travel Services
JALSTORY CO., LTD.	October 9, 1976	¥ 35 million	70.9*	Hotel and Travel Services
JALTOUR GMBH	June 1, 1993	DEM 150,000	100.0*	Hotel and Travel Services
• JAPAN TOUR SYSTEM KYUSHU CO., LTD.	May 23, 1984	¥ 95 million	100.0*	Hotel and Travel Services
JAPAN TOURS SYSTEM CO., LTD.	April 10, 1976	¥ 300 million	75.7*	Hotel and Travel Services
JCT INTERNATIONAL (FRANCE) S.A.	November 19, 1973	FRF 1 million	99.7*	Hotel and Travel Services
C GUAM INC.	April 26, 1994	US$ 1,000	100.0*	Hotel and Travel Services
NANSEI MARKETING AND DISTRIBUTION PLANNING CO., LTD	July 1, 1985	¥ 20 million	78.0*	Hotel and Travel Services
NANSEI TOURIST DEVELOPMENT CO., LTD.	May 1, 1981	¥ 3,000 million	76.7*	Hotel and Travel Services
NARITA NIKKO HOTEL CO., LTD.	November 24, 1977	¥ 470 million	100.0*	Hotel and Travel Services
• NEW NIKKO HOTEL CO., LTD.	January 12, 1999	¥ 25 million	100.0*	Hotel and Travel Services
NIKKO HOTELS (U.K.) LTD.	May 24, 1985	GBP 22 million	100.0*	Hotel and Travel Services
OKUMA BEACH LAND CO., LTD.	June 12, 1978	¥ 1,080 million	94.4*	Hotel and Travel Services
ORIENT DYNAMIC CO., LTD.	August 1, 1974	HK$ 550,000	100.0*	Hotel and Travel Services
ORIENT NETWORK (HONG KONG) LTD.	March 1, 1988	HK$ 500,000	100.0*	Hotel and Travel Services
ORIENT NETWORK (SINGAPORE) PTE LTD.	April 9, 1979	S$ 122,000	100.0*	Hotel and Travel Services
ORIENT NETWORK JAPAN CO., LTD.	June 9, 1988	¥ 10 million	100.0*	Hotel and Travel Services
ORIENT NETWORK TOURS & TRAVEL (M) SDN BHD.	November 16, 1973	MYR 466,000	100.0*	Hotel and Travel Services
ORIENT NETWORK(INTERNATIONAL) PTE LTD.	February 27, 1997	S$ 100,000	100.0*	Hotel and Travel Services
P.T. TAURINA TRAVEL JAYA	April 1, 1982	IDR 500 million	51.0*	Hotel and Travel Services
PACIFIC AIR SERVICE CO., LTD.	October 10, 1967	¥ 48 million	74.9*	Hotel and Travel Services
PACIFICO CREATIVE SERVICE HAWAII, INC.	April 1, 1990	US$ 1 million	100.0*	Hotel and Travel Services
PACIFICO CREATIVE SERVICE, INC.	July 29, 1970	US$ 3 million	100.0*	Hotel and Travel Services
REISEBURO CREATIVE TOURS GES.M.B.H	March 19, 1985	ATS 1 million	75.0*	Hotel and Travel Services
SATELLITE TOURS CO., LTD.	August 17, 1979	HK$ 750,000	100.0*	Hotel and Travel Services
SHURI KANKO CO., LTD. *UNOFFICIAL	December 10, 1969	¥ 1,116 million	57.8*	Hotel and Travel Services
TOUR CREATE, INC.	April 1, 1994	US$ 10,000	100.0*	Hotel and Travel Services
TRANS QUALITY, INC.	June 1, 1990	US$ 200,000	100.0*	Hotel and Travel Services
UNIVERSAL HOLIDAYS INC.	February 21, 1978	PHP 3 million	88.9*	Hotel and Travel Services
JAL INFORMATION TECHNOLOGY CO., LTD.	August 26, 1978	¥ 702 million	92.5*	Information Services
NANSEI COMPUTER AND COMMUNICATION SYSTEM DEVELOPMENT CO., LTD.	April 16, 1984	¥ 50 million	86.0*	Information Services
TOMAKOMAI RYOKKA KAIHATSU CO., LTD.	April 10, 1989	¥ 50 million	51.0	Leisure and Tourism Services
GLOBAL BUILDING CO., LTD.	April 14, 1989	¥ 6,954 million	100.0	Real Estate and Construction
JAL CONSTRUCTION CO., LTD.	June 1, 1976	¥ 180 million	100.0*	Real Estate and Construction
JAPAN AIRLINES MANAGEMENT CORP.	October 20, 1989	US$ 93	100.0*	Real Estate and Construction
• PACIFIC INVESTMENT HOLDINGS CORPORATION	April 5, 1990	US$ 59 million	100.0	Real Estate and Construction
AGS COMMERCE CO., LTD.	April 2, 1981	¥ 48 million	65.4*	Trading
JAL TRADING AMERICAS, INC.	April 26, 1982	US$ 5 million	100.0*	Trading
JAL TRADING U.K. LTD.	April 13, 1972	GBP 500,000	100.0*	Trading
JAL TRADING, INC.	March 28, 1962	¥ 2,398 million	69.5*	Trading
JAL/DFS DUTY FREE SHOPPERS CO., LTD.	July 1, 1992	¥ 300 million	60.0*	Trading

• Newly consolidated in fiscal year ended March 31, 2000.
* Includes holdings of the parent company and those of subsidiaries and affiliates.

Notes: The name JCT AUSTRALIA PTY., LTD. has been changed to JALPAK INTERNATIONAL OCEANIA PTY., LTD.
The name CREATIVE SERVICE CO., LTD. has been changed to JALPAK SERVICE INC.
The name SHANGHAI NIKKO HOTEL CO., LTD. has been changed to HOTEL NIKKO LONGBAI SHANGHAI.
The name JAPAN AIR CHARTER CO., LTD. has been changed to JALWAYS CO., LTD.
The name NIKKO AVIATION MAINTENANCE CO., LTD. has been changed to JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.
The name OCEAN CLUB DEVELOPMENT CORPORATION has been changed to PACIFIC INVESTMENT HOLDINGS CORPORATION.

(As of March 31, 2000)

Air Transport
JAPAN AIRLINES CO., LTD.
• J AIR CO., LTD.
• JAL EXPRESS CO., LTD.
• JALWAYS CO., LTD.
• JAPAN ASIA AIRWAYS CO., LTD.
• JAPAN TRANS OCEAN AIR CO., LTD.
RYUKYU AIR COMMUTER CO., LTD.

Air Cargo
• ABC SKY-PARTNERS INC.
CONTACT AIR CARGO SERVICES, INC.
CONTACT MIDWEST INC.
DAIWA AIRPORT SERVICE CO., LTD.
F.B. ON BOARD COURIER SERVICES INC.
• FACT INC
FAIRWAY EXPRESS CO, LTD.
FLEETPAK ENTERPRISES PTE. LTD.
• FUKUOKA AIR CARGO TERMINAL CO., LTD
• GLOBAL LOGISTICS SYSTEM ASIA COMPANY LTD.
• GLOBAL LOGISTICS SYSTEM ASIA PACIFIC CO., LTD.
• GLOBAL LOGISTICS SYSTEM WORLDWIDE GMBH
INTEGRATED EXPRESS LIMITED
• JAL KANSAI AIRCARGO SYSTEM CO., LTD.
• JAL LOGISTICS INC.
• JALTOS CO., LTD.
JET FRESH THAILAND CO., LTD.
J-TRANS CO, LTD.
JUPICOM COMPANY LIMITED
• JUPITER AIR LIMITED
JUPITER AIR (CANADA) LTD.
JUPITER AIR (HONG KONG) LIMITED
JUPITER AIR (UK) LIMITED
JUPITER AIR OCEANIA LIMITED
JUPITER AIR SERVICES (MALAYSIA) SDN. BHD.
JUPITER JAPAN CO., LTD.
JUPITER LOGISTICS PHILIPPINES, INC.
JUPITER PACIFIC FORWARDING JOINT VENTURE CO., LTD.
JUPITER SINGAPORE PTE. LTD.
• LANOVAC, INC.
MERCURY INTERNATIONAL CO., LTD.
• NISHINIHON AIR CARGO SERVICE COMPANY LIMITED
NISHINIHON PASSENGER SERVICE CO., LTD.
• OSAKA AIR MAIL CO., LTD. *UNOFFICIAL
• OVER SEAS AIR CARGO CO., LTD.
PAN JUPITER TRANSPORT CO., LTD.
SHEEN CHART LIMITED
SOUTHERN TRANSPORT SERVICE
• TOKYO AIR CARGO CITY TERMINAL CO., LTD.
TRENDY AIR SERVICES SDN. BHD.
U-FREIGHT JAPAN CO., LTD.
WHOLESALE COURIER (S) PTE. LTD.

Aircraft Fuels
• CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD.
• FUKUSHIMA AIRPORT FUELLING FACILITIES CO., LTD.
• HIROSHIMA AIRPORT FUELLING FACILITIES COMPANY, LTD.
JAMAL INC.
• JAPAN AIRPORT FUELING SERVICE CO., LTD.
• JAPAN FUEL TRADING CO., LTD.
• KOKUSAI AVIATION FUELING CO., LTD.
• OKINAWA FUELING FACILITIES CO., LTD.
• OSAKA HYDRANT CO., LTD.
• PACIFIC AIRCRAFT & AIRPORT SERVICE CO., LTD.
PACIFIC FUEL TRADING CORPORATION
• SAGA AIRPORT FUELING FACILITIES CO., LTD.

Aircraft Maintenance
AIR COMPONENT MAINTENANCE COMPANY
• AIRPORT ENGINEERING & SERVICE CO., LTD.
FUKUOKA A.E.C. CO., LTD.
• JAL AERO MAINTENANCE CO., LTD.
• JAL AVIONICS CO., LTD.
• JAL COMPONENT TECHNOLOGY CO., LTD.
• JAL ENGINE TECHNOLOGIES CO., LTD.
• JAL FLIGHT ACADEMY CO., LTD.
• JAL MAINTENANCE SERVICE CO., LTD.
• JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.
• JAMCO CORPORATION
• JAPAN TURBINE TECHNOLOGIES CO., LTD.
KANTO KIGYO CO., LTD.
• KUKOU BOUSAI CO., LTD.
NARITA A.E.C. SERVICE CO., LTD.
NIHON SERVICE CO., LTD.
OAS MAINTENANCE CO., LTD.

Airport-Related Services
ABC AIRPORT SERVICE INC.
AGP DEVELOPMENT CO., LTD.
AGP HOKKAIDO CO., LTD.
AGP KANSAI CO., LTD.
AGP KYUSHU CO., LTD.
AGS AIR CARGO SERVICE COMPANY, LIMITED
AIRPORT AVIATION SERVICE CO., LTD.
• AIRPORT FACILITIES CO., LTD.
• AIRPORT GROUND SERVICE CO., LTD.
• AVIX NAGASAKI CO., LTD
• FUKUOKA AIRPORT BUILDING CO., LTD.
FUKUOKA TAS CORPORATION
• FUKUSHIMA INTERNATIONAL SEIVICE CO., LTD.
• HOKKAIDO PASSENGER SERVICE CO., LTD.
JAL AVIATION CONSULTING INCORPORATED
• JAL FRONTIER CO., LTD.
• JAL HAWAII, INCORPORATED
• JAL PASSENGER SERVICES AMERICA, INC.
• JAL PLUS CO., LTD.
• JAL SKY HAKODATE CO., LTD.
• JAL SKY OSAKA CO., LTD.
• JAL SKY SERVICE CO., LTD.
• JAL TOHOKU INTERNATIONAL SERVICE CO., LTD.
• JAL WAVE CO., LTD.
• JAL WING CO., LTD.
• JAPAN AIRPORT GROUND POWER CO., LTD.
JAPAN GROUND SERVICE CO., LTD.
JAPAN SECURITY SUPPORT CO., LTD.
• JLCOS COMPANY, LTD.
JUPITER GROUND SERVICE LIMITED
KANSAI AIRPORT GROUND SERVICE CO., LTD.
KYUSHU AIRPORT SERVICE CO., LTD.
• KYUSHU INTERNATIONAL SERVICE CO., LTD.
LAO-JAPAN AIRPORT TERMINAL SERVICES CO., LTD.
• NAGOYA GROUND SERVICE CO., LTD.
• NAGOYA INTERNATIONAL SERVICE CO., LTD.
NAHA AIRPORT GROUND SERVICE CO., LTD.
NAHA AIRPORT PASSENGER SERVICE CO., LTD.
NEW CHITOSE AIRPORT SERVICE CO., LTD.
NISHINIHON AIRPORT SERVICE CO., LTD.
• OKINAWA AIRPORT SERVICE CO., LTD.
SANEI MAINTENANCE CO., LTD.
• SERVICE CREATION INC.
• SHIMOJISHIMA AIRPORT FACILITY CO., LTD.
SUN MAINTENANCE CO., LTD.
• TOKYO CITY AIR TERMINAL CO., LTD.
TSURUYA KOGYO CO., LTD.

Catering
• AAS CATERING CO.,LTD.
CATE CO., LTD.
• HIROSHIMA CATERING CO., LTD.
• INTERNATIONAL CATERING LTD.
• INTERNATIONAL IN-FLIGHT CATERING CO., LTD.
• JAL ROYAL CATERING CO., LTD.
• NAGOYA AIR CATERING CO., LTD.
NARITA DRY ICE CO., LTD.
NIHON FOOD SERVICE CO., LTD.
• NIKKO INFLIGHT CATERING CO., LTD.
• OKINAWA CATERING SERVICE CO., LTD.
• TFK CORPORATION
TFK DEVELOPMENT CO., LTD.
TFK INTERNATIONAL (N,Z) LIMITED
YAMATO SHOKUZAI CO., LTD.

Cultural Activities and Publishing
CHICAGO TOKYO TELEVISION, INC.
• JAL ACADEMY CO., LTD.
• JAL BUSINESS SERVICE CO., LTD.
JAL BUSINESS SERVICE MINAMI KYUSYU CO., LTD.
JAL CULTURAL DEVELOPMENT CO., LTD.
• JAL INTERNATIONAL SERVICE INC.
• JAL PLANNING CO., LTD.
• JAL SUNLIGHT CO., LTD.
• OFFICIAL FILING CO., LTD.
SINO ASIA CULTURE ENTERPRISE CORPORATION
TOURISM ESSENTIALS INC.
WINDS PUBLICATIONS CO., LTD.

Financial Services
ACRES LEASING CO., LTD.
AILERON LEASING CO., LTD.
AIMS LEASING CO., LTD.
• ALIVE INSURANCE PTE., LTD.
AVIONET LEASING INC.
AVIONET LEASING LTD.
CAMBER LEASING CO., LTD.
FANS LEASING CO., LTD.
FILLET LEASING CO., LTD.
FLAP LEASING CO., LTD.
GEAR LEASING CO., LTD.
HIGH SKY LEASING CO., LTD.
HONEYCOMB LEASING CO., LTD.
HORIZONTAL LEASING CO.,LTD.
JAL CAPITAL CORPORATION
• JAL FINANCE CORPORATION.
JAL FINANCE EUROPE B.V.
• JAL FSC LESSEE (CHI) COMPANY, LTD.
• JAL FSC LESSEE (NC) COMPANY, LTD.
• JAL FSC LESSEE (NC2) COMPANY, LTD.
• JAL FSC LESSEE (PB) COMPANY, LTD.
• JAL FSC LESSEE (PB2) COMPANY, LTD.
JAL LEASING (AMERICA), INC.
JAL LEASING (CAYMAN) CO., LTD.
JAL LEASING (NETHERLANDS) B.V.
JAL LEASING ASSET MANAGEMENT CO., LTD.
• JAL LEASING COMPANY, LIMITED
JALCARD INC.
JET LINER LEASING CO., LTD.
JF CARIB A.E.C.
JL AIRCRAFT LEASING CO., LTD.
JLMC AVIATION SERVICE CO., LTD.
KEEL LEASING CO., LTD.
LIFT LEASING CO., LTD.
NACELLE LEASING CO., LTD.
• PACIFIC BUSINESS BASE, INC.
• PACIFIC WORLD CORPORATION
PITOT LEASING CO., LTD.
PNEUMATIC LEASING CO., LTD.
PULSEJET LEASING CO., LTD.
PYLON LEASING CO., LTD.

RAM JET LEASING CO., LTD.
REDOME LEASING CO., LTD.
RIB LEASING CO., LTD.
RUDDER LEASING CO., LTD.
SCRUM JET LEASING CO., LTD.
SELCAL LEASING CO., LTD.
SLAT LEASING CO., LTD.
SPAR LEASING CO., LTD.
SPINNER LEASING CO., LTD.
STABILIZER LEASING CO., LTD.
STAR JET LEASING CO., LTD.
STRINGER LEASING CO., LTD.
SUBSONIC LEASING CO., LTD.
TAB LEASING CO., LTD.
TILLER LEASING CO., LTD.
TOGA LEASING CO., LTD.
TRIM LEASING CO., LTD.
• TRIPLE A LIMITED
TWIN CRANE LEASING CO., LTD.
WINGLET LEASING CO., LTD.

Hotel and Travel Services
J PRO CO., LTD.
MICRONESIAN HOSPITALITY, INC.
A AND P TRAVEL, INC.
AIRPORT HOTEL MANAGEMENT CO., LTD.
[illegible]ERASIA REPRESENTACIONES C.A.
ASIA CREATIVE TOURS CO., LTD.
ASIA CREATIVE TOURS HONGKONG LTD.
• AXESS INTERNATIONAL NETWORK, INC.
• BENKAY (U.S.A.), INC.
CARGO CREATIVE SERVICE CO., LTD.
CHITOSE INTERNATIONAL HOTEL CO., LTD.
• COCOS LAGOON DEVELOPMENT CORPORATION
COCOS LAGOON UTILITY CORPORATION
CREATIVE GREETING SERVICE, INC.
CREATIVE MARKETING MANAGEMENT, INC.
CREATIVE REISE GMBH
CREATIVE TOURS (EUROPE) B.V.
CREATIVE TOURS (SINGAPORE) PTE LTD.
CREATIVE TOURS (SPAIN) S.A.
CREATIVE TOURS (THAILAND) CO., LTD.
CREATIVE TOURS DÜSSELDORF GMBH
CREATIVE TOURS LTD.
CREATIVE TOURS MICRONESIA, INC.
CREATIVE TOURS (ASIA) PTE LTD.
CREATIVE TOURS (HOLLAND) B.V.
CREATIVE TRAVEL (TAIWAN) LTD.,
EURO CREATIVE TOURS (UK) LTD.
FOOD DESIGN INC.
HOTEL NIKKO OF BEVERLY PARK, INC.
HAWAII HOTEL RESERVATION SYSTEM, INC.
HOKKAIDO TOUR SYSTEM CO., LTD.
HOTEL NEW NIKKO DE PARIS S.A.S.
HOTEL NIKKO LONGBAI SHANGHAI
HOTEL NIKKO (U.S.A.), INC.
• HOTEL NIKKO ANNUPURI CO., LTD.
HOTEL NIKKO DE PARIS S.A.
HOTEL NIKKO MICRONESIA, INC.
HOTEL NIKKO OF HONOLULU, INC.
• HOTEL NIKKO OF NEW YORK, INC.
• HOTEL NIKKO OF SAN FRANCISCO, INC.
HOTEL NIKKO OSAKA CO., LTD.
• HOTEL NIKKO SAIPAN, INC.
HOTEL NIKKO SHANGHAI INVESTMENT CORPORATION
HOTELES NIKKO S.A. DE C.V.
HUAYA DEVELOPMENT CO., LTD.
IHILANI RESORT, INC.
IMPERIAL TRAVEL SERVICE CO., LTD.
INCONTRA, INC.
• INDO JAPAN AIR SERVICES PVT. LTD.
INTERNATIONAL FOODS CO., LTD.
J INTER CO., LTD. *UNOFFICIAL
• JAL HOTELS COMPANY LTD.
• JAL PLAZA CO., LTD.
• JAL SALES NETWORK CO., LTD.
JALPAK CO., LTD.
JALPAK DE MEXICO S.A. DE C.V.
JALPAK HOLDING U.S.A., INC.
JALPAK INTERNATIONAL OCEANIA PTY LIMITED
JALPAK SERVICE INC.
JALSTORY CO., LTD.
JALTOUR GMBH
JAPAN AIRLINES DEVELOPMENT GMBH DÜSSELDORF
JAPAN COUPON SERVICE CO., LTD.
JAPAN TOUR SYSTEM KYUSHU CO., LTD.
JAPAN TOURS SYSTEM CO., LTD.
JAPAN TOURS SYSTEM EHIME CO., LTD.
JAPAN TOURS SYSTEM FUKUSHIMA CO., LTD.
JAPAN TOURS SYSTEM HIROSHIMA CO., LTD.
JAPAN TOURS SYSTEM SAGA CO., LTD.
JAPAN TOURS SYSTEM TOCHIGI CO., LTD.
JCT INTERNATIONAL (FRANCE) S.A.
JDC (PACIFIC) LTD.
JDC GUAM INC.
JHC GLOBAL SERVICE CO., LTD.
• JIMNA LIMITED
• MTJ DEVELOPMENT SDN. BHD.
NAHA GENERAL BUILDING SERVICE CO., LTD.
NANSEI MARKETING AND DISTRIBUTION PLANNING CO.,LTD
• NANSEI TOURIST DEVELOPMENT CO., LTD.
NARITA NIKKO HOTEL CO., LTD.
NEW NIKKO HOTEL CO., LTD.
NIKKO CREATIVE SERVICE S.A.
NIKKO HOTEL MANAGEMENT (THAILAND) CO., LTD.
• NIKKO HOTELS (U.K.) LTD.
NIKKO HOTELS AUSTRALIA PTY. LTD.
• OKUMA BEACH LAND CO., LTD.
ORIENT DYNAMIC CO., LTD.
ORIENT NETWORK (HONG KONG) LTD.
ORIENT NETWORK (SINGAPORE) PTE LTD.
ORIENT NETWORK JAPAN CO., LTD.
ORIENT NETWORK TOURS & TRAVEL (M) SDN BHD.
ORIENT NETWORK(INTERNATIONAL) PTE LTD.
P.T. TAURINA TRAVEL JAYA
PACIFIC AIR SERVICE CO., LTD.
PACIFICO CREATIVE SERVICE HAWAII, INC.
PACIFICO CREATIVE SERVICE, INC.
• PAN PACIFIC HOTELIERS, INC.
PARIS LIMOUSINE SERVICE S.A.R.L.
REISEBURO CREATIVE TOURS GES.M.B.H
SATELLITE TOURS CO., LTD.
SHURI KANKO CO., LTD.
STS ENTERPRISE INC.
SUN INTERNATIONAL TRAVEL, INC.
SUPER SONIC TOURIST INC.
• TNN GUAM INC.
TOKYO BAY RESTAURANT CO., LTD.
• TOKYO HUMANIA ENTERPRISE INC.
TOUR CREATE, INC.
TRANS QUALITY, INC.
TRAVEL MARKETING SERVICE, INC.
TROPICAL LAUNDRY AND LINEN SUPPLY CO., LTD.
UNIVERSAL HOLIDAYS INC.
• VIEW WORLD COMPANY LIMITED

Information Services
• AVICOM JAPAN CO., LTD.
AVIONET (THAILAND) COMPANY LTD.
• AVIONET (USA) LTD.
AVIONET COMPUTER LTD.
• AVIONET (H.K.) LTD.
JAL AVIONET SYSTEMS, INC.
• JAL AVIONET (EUROPE) LTD.
• JAL INFORMATION TECHNOLOGY CO., LTD.
NANSEI COMPUTER AND COMMUNICATION SYSTEM DEVELOPMENT CO., LTD.
POWERED AGE CRPORATION

Leisure and Tourism Services
ASIA WINDS DEVELOPMENT CO., LTD.
• HIROKAWA RESORT TOWN CO., LTD.
• J & N CRUISE PTE., LTD.
• JAPAN SUBMARINE TOURISM CO., LTD
KGC MANAGEMENT, INC.
• TOMAKOMAI RYOKKA KAIHATSU CO., LTD.

Limousine Services
• AIRPORT TRANSPORT SERVICE CO., LTD.
AZUMA KOTSU CO., LTD. *UNOFFICIAL
• KANSAI AIRPORT TRANSPORTATION ENTERPRISE
• OSAKA AIRPORT TRANSPORT CO., LTD.
• SOUTHERN AIRPORT KOTSU CO., LTD.

Real Estate and Construction
BLANCO VENDE, LTD.
• GLOBAL BUILDING CO., LTD.
• JAL CONSTRUCTION CO., LTD.
JAPAN AIRLINES MANAGEMENT CORP.
KOKEN CO., LTD. *UNOFFICIAL
• PACIFIC INVESTMENT HOLDINGS CORPORATION
REAL KEEN LTD.
RINKU FACILITIES CO., LTD.
• TERMINAL ONE MANAGEMENT INC.
TOKYO FLIGHT KITCHEN RESTAURANTES LTDA.

Technology Development
HSST DEVELOPMENT CORPORATION

Trading
AGS COMMERCE CO., LTD.
INTERNATIONAL AIRPORT CLEANING CO., LTD.
JAL TRADING AMERICAS, INC.
JAL TRADING ASIA CO., LTD.
JAL TRADING BLUE SKY, INC.
JAL TRADING HAWAII INC.
JAL TRADING U.K. LTD.
• JAL TRADING, INC.
JAL/DFS DUTY FREE SHOPPERS CO., LTD.
MARUYOSHI CO., LTD.
NEW TOKYO SERVICE CO., LTD.
NICCO LETTA
NJS COMPANY, LTD.
NORDIS CO., LTD.
SHURI RYUTSU LIMITED.
TOKYO KINAI YOHIN SEISAKUSHO CO., LTD.
TOKYO KOKU CLEANING CO., LTD.

• Indicates subsidiaries and affiliates in which JAL has direct equity investments.

Directory

Japan Airlines Company, Ltd.

AMSTERDAM
Office Centre Bldg. 2nd Floor
Jozef Israelskade 48e
1072 SB Amsterdam, THE NETHERLANDS
Phone: 0900-747-7000
(Reservations & Information)

AUCKLAND
Jalpak International Oceania Pty. Ltd.
12th Floor, Westpac Trust Tower,
120 Albert Street, P.O.Box 4479,
Auckland DX CP23510
Phone: (09)3799-906

BANGKOK
JAL Bldg., 254/1 Ratchadaphisek Road
Huaykwang, Bangkok, 10320, THAILAND
Phone: (02)692-5151-60(Reservations)

Suriwongse Road Ticket Office:
21st Floor, Wall Street Tower,
33/33-34 Suriwongse Road,
Bangkok, 10500, THAILAND
Phone:(02)234-9114-5(Ticketing)

BARCELONA
2nd Floor, Paseo de Gracia 53
08007 Barcelona, SPAIN
Phone: 9011-74770
(Reservations & Information)
(93)215-5385(Sales)

BEIJING
1st Floor, Chang Fu Gong Office Bldg.,
Jianguo Menwai Dajie,
Beijing, P.R. of CHINA
Phone: (010)6513-0888

BOSTON
Suite 606, The Statler Bldg., 20 Park Plaza,
Boston, Massachusetts 02116, U.S.A.
Phone: 1-800-525-3663(Reservations)
(617)695-3525(Sales)

BRUSSELS
Avenue Louise 283, Box 6,
1050 Brussels, BELGIUM
Phone: (02)745-4400
(Reservations & Information)

CAIRO
1, El Saleh Ayoub St., Zamalek
Cairo, EGYPT
Phone: (02)738-1422

CHICAGO
Bldg. 516, Express Center Drive
O'Hare International Airport,
Chicago Illinois 60666, U.S.A.
Phone: 1-800-525-3663(Reservations)

CINCINNATI
36 East 4th St., Suite 801,
Cincinnati, Ohio 45202, U.S.A.
Phone: 1-800-525-3663(Reservations)

DALIAN
14th Floor Senmao Bldg., 147 Zhongshan Road,
Xigang District, Dalian, P.R. of CHINA
Phone: (0411)369-2525

DALLAS
1425 Greenway Drive, Suite 375 Irving,
Texas 75038 U.S.A.
Phone: 1-800-525-3663(Reservations)

DETROIT
3000 Town Center, Suite 710,
Southfield, Michigan 48075, U.S.A.
Phone: 1-800-525-3663(Reservations)
1-800-553-4525(Sales)

DÜSSELDORF
1st Floor, Deutsch-Japanisches Center,
Immermannstrasse 43B,
40210 Düsseldorf, GERMANY
Phone: 01802228700
(Reservations & Information)
(0211)1679150(Administration)

FRANKFURT
Rossmarkt 15,
60311 Frankfurt/Main 1, GERMANY
Phone: 01802228700
(Reservations & Information)
(069)13600(Administration)

GENEVA
42, Rue De Lausanne,
CH-1201 Geneva, SWITZERLAND
Phone: 0844-888-700
(Reservations & Information)
(022)731-7160(Sales)

HO CHI MINH CITY
O.S.C Travel (S.M.I Group) Co., Ltd
Sun Wah Tower 17F, 115 Nguyen Hue St.
Dist. 1 Ho Chi Minh City, VIETNAM
Phone: (8)8219098

HONG KONG
20th Floor, Gloucester Tower,
The Landmark, 11 Pedder St.,
Hong Kong S.A.R., P.R. of CHINA
Phone: 2523-0081(Reservations)

HONOLULU
999 Bishop St., Suite 1800,
Honolulu, Hawaii 96813, U.S.A.
Phone: 1-800-525-3663,(808)521-1441
(Reservations)
(808)544-8202(Sales)

JAKARTA
Kyoei Prince Building Ground Floor, JL.,
Jenderal Sudirman, Kav. 3-4,
Jakarta, 10220 INDONESIA
Phone: (021)572-3211(Reservations)
(021)572-3223(Sales)
(021)572-3227(Ticketing)

KAOHSIUNG
Japan Asia Airways
Kaohsiung Chung-Cheng Bldg. 4F 2,
Chung-Cheng 3rd., Kaohsiung, Taiwan
Phone: (07)223-1156

KUALA LUMPUR
Suite 20-03 Level 20 Menara Lion 165
Jalan Ampang, 50450 Kuala Lumpur, MALAYSIA
Phone: (03)2611722-6(Reservations)
(03)2611733(Sales)

LONDON
Hanover Court, 5 Hanover Square,
London W1R 0DR, U.K.
Phone: (0845)7-747-700, (0345)747-700
(Reservations & Information)

LOS ANGELES
300 N. Continental Blvd., Suite 401,
El Segundo CA 90245, U.S.A.
Phone: 1-800-525-3663
(Reservations & Ticketing)
(310)607-2330(Sales)

MADRID
C/Luchana, 23 6-2
28010 Madrid, SPAIN
Phone: 9011-74770
(Reservations & Information)
(91)594-0299(Sales)

MANILA
2nd Floor 6788 Ayala Avenue, Oledan Square,
Makati City, Manila, PHILIPPINES
Phone: (02)886-6868(Reservations)

MEXICO CITY
Paseo de la Reforma, 295,
06500 Mexico City, D.F. MEXICO
Phone: (5)242-0149-0154

MILAN
Via San Clemente 1, 20122 Milan, ITALY
Phone: 1-478-74700
(Reservations & Information)

MONTREAL
2000 Peel #620
Montreal, Quebec, CANADA H3A 2W5
Phone: 1-800-525-3663(Reservations)
(514)286-3880(Sales)

MOSCOW
Kuznetsky Most 3, Moscow, RUSSIA
Phone: (095)921-6448, 921-6648

NEW DELHI
Indo Japan Air Services. PVT. Ltd.
Chandrelak 36, Janpath,
New Delhi-110 001, INDIA
Phone: (011)3327104, 3327108

NEWYORK
655 5th Ave., New York, New York 10022,
U.S.A.
Phone: 1-800-525-3663(Reservations)
(212)310-1318(Sales)

PARIS
1, Rond-Point des Champs Elysées,
Marcel Dassault, 75008 Paris, FRANCE
Phone: 0801-747-700
(Reservations & Information)
0144355525(Administration)

PUSAN
6th Floor, Kookje Bldg.,
6-69 Jungang-Dong, Jung-Ku,
Pusan, KOREA
Phone: (051)469-1215
(Reservations & Ticketing)

QINGDAO
1st Floor, Hotel Equatorial(Guidu)
Qingdao, 28, Xianggang
ong Lu, 266071 Qingdao, P.R. of CHINA
Phone: (0532)571-0088

ROME
Rome Leonardo Da Vinci International Airport,
00050, Fiumicino, Rome, ITALY
Phone: 1-478-74700
(Reservations & Information)

SAIPAN
P.O. Box 469, Saipan, MP 96950, U.S.A.
Phone: 234-6553-4(Reservations & Ticketing)

SAN FRANCISCO
5th Floor, Hotel Nikko San Francisco,
222 Mason St., Suite 508
San Francisco, California 94102, U.S.A.
Phone: 1-800-525-3663(Reservations)
(415)765-8555(Sales)

SÃO PAULO
Av. Paulista No. 542 2nd/3rd Andar Bela Vista,
São Paulo-SP., BRAZIL
Phone: (011)251-5222(Reservations)
(011)288-9055(Sales)

SEOUL
Paiknam Bldg., 188-3, Eulchi-Ro,
1-Ka Chung-Ku, Seoul, KOREA
Phone: (02)757-1711(Reservations)

SHANGHAI
Room 201, Shanghai Rui Jin Bldg.,
205 Mao Ming Nan Lu,
Shanghai, P.R. of CHINA
Phone: (021)6472-3000
(Reservations & Ticketing)

SINGAPORE
16 Raffles Quay #03-01,
Hong Leong Bldg., Singapore 048581
Phone: 2210522

SYDNEY
14th Floor Darling Park, 201 Sussex Street,
Sydney, NSW 2000, AUSTRALIA
Phone: (02)9272-1111(Reservations)
(02)9272-1100(Sales)

TAIPEI
Japan Asia Airways
IBM Bldg., No. 2, Tun Hua S. Rd.,
Taipei, Taiwan
Phone: (02)8771-6003

TAICHUNG
Japan Asia Airways
Enterprise Bldg. 4F No. 393 Sec 1, Taichung
Kang Rd., Taichung, Taiwan
Phone: (04)321-7700

TIANJIN
1st Floor, Tianjin International Bldg.,
75 Nanjing Road, Tianjin, P.R. of CHINA
Phone: (010)6513-0888(Reservations)
(022)2313-9766(Ticketing)

TORONTO
21st Floor, 130 Adelaide St.
West Tronto, Ontario, CANADA M5H 3P5
Phone: 1-800-525-3663(Reservations)
(416)364-7229(Sales)

VANCOUVER
7th Floor, 777 Hornby St.,
Vancouver, B.C. CANADA, V6Z 1S4
Phone: 1-800-525-3663(Reservations)

VIENNA
Kärntnerstrasse 11/4 Stock Eingang:
Weihburggasse 2, A-1010 Vienna, AUSTRIA
Phone: (01)5029-18888
(Reservations & Information)
(01)512-7522(Ticketing)

WASHINGTON, D.C.
1050 Connecticut Ave., N.W. Suite 200,
Washington, D.C. 20036, U.S.A.
Phone: 1-800-525-3663(Reservations)
(202)223-3310(Sales)

YANGON
Room No. 1 FM1 Centre, Ground Floor,
No. 380 Bogyoke Aung San St., Pabedan
Township, Yangon, MYANMAR
Phone: (01)243030

ZURICH
Sihlstrasse 55, 8001
Zurich, SWITZERLAND
Phone: 0844-888-700
(Reservations & Information)

JAPAN
Head Office:
4-11, Higashi-shinagawa 2-chome,
Shinagawa-ku, Tokyo 140-8637, JAPAN
Toll-free general reservations:
0120-25-5931(International)
0120-25-5971(Domestic)

Kitami
Obihiro
Sapporo
Hakodate
Akita
Sendai
Yamagata
Fukushima
Tokyo
Niigata
Nagoya
Osaka
Kanazawa
Hiroshima
Matsuyama
Kochi
Fukuoka
Nagasaki
Kumamoto
Oita
Miyazaki
Kagoshima
Okinawa

Corporate Organization

Japan Airlines Company, Ltd.

- President
  - Executive Management Board
  - Flight Safety Board
  - Flight Safety Committee
  - Operating Managing Committee
    - Restructuring Committee
    - Information Systems Committee
    - Customer Satisfaction Promotion Committee
    - Environmental Committee
    - Business Activities Reappraisal Committee
  - Corporate Affairs Office
  - Customer Relations Office
  - Corporate Planning Office
  - Information Systems Office
  - Associated Business Office
  - Secretariat of Environmental Committee
  - Corporate Safety Department
  - Legal Affairs Department
  - Business Activities Reappraisal Department
  - Shareholders' Service Department
  - Personnel & Organization Department
  - Industrial Relations Department
  - Medical Services Office
  - Accounting Department
  - Finance Department
  - Revenue Accounting Department
  - Purchasing Administration Department
  - Facilities & Airport Projects Department
  - General Affairs Department, Haneda
  - General Affairs Department, Narita

- Operations Division
  - Operations Services Department
  - Flight Operations Center
  - Aviation Security & Risk Management Department
- Cabin Attendants Division
  - Administration & Planning Department
  - International Flight & Passenger Department
  - Cabin Services Department
  - Training Department
  - Administration & Services Department
  - In-flight CS Promotion Department
  - The 1st Cabin Attendants Department
  - The 2nd Cabin Attendants Department
- Passenger Marketing Division
  - Passenger Marketing Department
  - Passenger Systems Department
  - Product Planning & Marketing Department
  - Field Management Support Department
  - International Passenger Sales Planning Department
  - Domestic Passenger Sales Planning Department
  - Advertising Department
  - Mileage Center Department
  - Administration & Planning, Passenger Sales Department
  - Int'l Affairs Department
  - Alliances Department
  - CS Promotion Department
  - Cabin Services Planning Department
- Area Office & Field Organizations
  - Area Offices: HONG KONG (Asia & Oceania)
    LONDON (Europe, Middle East & Africa)
    NEW YORK (The Americas)
- Cargo Company
  - Planning & Marketing Department
  - Services Promotion Department
  - Administration Department
  - Cargo Sales Company
- Operations & Engineering Group
  - Flight Operations Division
  - Engineering & Maintenance Company

(As of July 1, 2000)

Board of Directors

Japan Airlines Company, Ltd.

Isao Kaneko*
President
Chairman, Flight Safety Board
Chairman, Restructuring Committee
Chairman, CS Promotion Committee
Chairman, Business Activities Reappraisal Committee

Yasushi Yuasa*
Executive Vice President
Chief Officer, Operations & Engineering Group
Senior Vice President, Flight Operations Division
Senior Vice President, Flight Safety Board
Chairman, Flight Safety Committee

Zenta Yokoyama*
Executive Vice President
Chief Officer, Industrial Relations
Senior Vice President,
- *Corporate Planning*
- *IT planning*

Chairman, Information Systems Committee

Masahide Ochi
Senior Managing Director
Chief Officer, Airport Projects
Senior Vice President,
- *Facilities & Airport Projects*
- *Legal Affairs*
- *Purchasing*
- *Business Activities Reappraisal*
- *Customer Relations*

Katsuo Haneda
Managing Director
Senior Vice President
Passenger Marketing

Norio Ogo
Managing Director
Senior Vice President
Engineering & Maintenance Division
President, Engineering & Maintenance Company
Chairman, Environmental Committee

Toshiki Okazaki
Managing Director
Senior Vice President, Passenger Sales
President Passenger Sales Company

Takashi Masuko
Managing Director
Senior Vice President, Cabin Attendants Division

Toshiyuki Shinmachi
Managing Director
Senior Vice President, Corporate Affairs
- *Executive Office*
- *Strategic Research*
- *Public Relations*

Senior Vice President, Associated Business

Hidekazu Nishizuka
Senior Vice President, Human Resources,
- *Personnel & Organization Administration*
- *Industrial Relations*

Senior Vice President & General Manager, Medical Services
Senior Vice President & Deputy General Manager, Associated Business

Hiroyuki Funayama
Senior Vice President, Operations
Senior Vice President & Deputy general manager, Passenger Marketing
Senior Vice President, Field Management Support, Passenger Systems
Senior Vice President, Shareholders' Service

Juntaro Shimizu
Senior Vice President, Cargo & Mail
President, Cargo Company

Gentaro Maruyama
Senior Vice President, Finance,
- *Accounting*
- *Finance*
- *Revenue Accounting*

Senior Vice President & Deputy General Manager, Corporate Planning
- *Budget*

Senior Vice President & Deputy General Manager,
- *Associated Business*
- *Shareholders' Service*

Shunji Kono
Senior Vice President

Ken Moroi
Senior Vice President

Corporate Auditors of the Board

Sadao Hara
Auditor (full time)

Yasunaka Furukawa
Auditor (full time)

Yoshihisa Akiyama
Auditor

Masao Nishimura
Auditor

* *Representative Director*

(As of June 29, 2000)

Investor Information

Date of Foundation: August 1, 1951

Head Office: 4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan
Phone: 03-5460-3191 Fax: 03-5460-5929

Domestic Offices: 23 offices in major cities, including Sapporo, Tokyo, Nagoya, Osaka, Fukuoka, and Naha

Overseas Offices: 32 offices in major cities, including New York, London, Paris, Moscow, Sydney, Beijing, and Hong Kong

Paid-in Capital: ¥188,323,835,984

Number of Shares of Common Stock:

Authorized	6,000,000,000 shares
Issued	1,778,943,439 shares

Floating Stock: 32.89%

Number of Stockholders: 241,437, including 470 non-Japanese

Major Stockholders:

Name	Number of Shares Held(Thousands)/ Percentage of Total Shares Outstanding
Eitaro Itoyama	70,000/3.9
The Tokio Marine and Fire Insurance Co., Ltd.	51,131/2.9
The Industrial Bank of Japan, Limited	50,042/2.8
The Bank of Tokyo-Mitsubishi, Ltd.	44,341/2.5
The Dowa Fire and Marine Insurance Co., Ltd.	44,222/2.5
Fukoku Mutual Life Insurance Company	43,401/2.4
Nippon Life Insurance Company	41,723/2.3
The Yasuda Fire and Marine Insurance Co., Ltd.	34,876/2.0
The Dai-ichi Kangyo Bank, Limited	34,752/2.0
Kokusai Kogyo Co., Ltd.	34,627/1.9

Stock Listings: Tokyo, Osaka, and Nagoya stock exchanges; Depositary receipts traded through the NASDAQ System and SEAQ International

Fiscal Year-End: March 31

General Meeting of Stockholders: June

Stock Transfer Agent: The Toyo Trust & Banking Co., Ltd.

Share Handling Office: 10-11, Higashi-Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan

Date for Confirmation of Stock Ownership: March 31

Newspaper for Public Notices: Nihon Keizai Shimbun

Auditor: Century Ota Showa & Co.

(As of March 31, 2000)

Japan Airlines Co., Ltd.
4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8637, Japan

Printed in Japan